Exhibit 99.1

F@RTIS

2020

NOTICE OF ANNUAL AND SPECIAL MEETING

MANAGEMENT INFORMATION CIRCULAR

FORTIS

FORTIS INC.

FORTIS INC.

QUICK FACTS

10 UTILITY **OPERATIONS**
in Canada, the U.S. and the Caribbean

9,000
EMPLOYEES STRONG

$53 BILLION
in total assets

1.3 MILLION
gas utility customers

2 MILLION
electric utility customers

$25 BILLION
market cap
(as at December 31, 2019)

46
CONSECUTIVE YEARS
of dividend payment increases

Based in
ST. JOHN'S
Newfoundland and Labrador

TSX/NYSE: FTS

Message from the Chair of the Board and

the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., it is our pleasure to invite you to our 2020 annual and special meeting of shareholders on Thursday, May 7, 2020 beginning at 10:30 a.m. (Newfoundland Daylight Time). Please note that this year we are holding a virtual only meeting in an abundance of caution to protect everyone’s health and safety from the coronavirus (COVID-19).

The meeting will be held via a live webcast. Shareholders will still have the opportunity to receive the presentation on our results for the year, vote on specific items of business and ask questions.

The enclosed management information circular contains important information about the meeting, the items of business and how to vote your shares. Details about voting in advance begin on page 7 and participating in the virtual meeting begin on page 8.

Strong financial performance

Fortis achieved strong financial results in 2019 and strategically positioned itself to deliver long-term growth to shareholders. In 2019, net earnings attributable to common equity shareholders were $1,655 million, or $3.79 per common share, compared to $1,100 million, or $2.59 per common share, for 2018. We achieved adjusted net earnings1 of $1,115 million, or $2.55 per common share, in 2019, compared to $1,066 million, or $2.51 per common share, for 2018.

We delivered a one-year total shareholder return of 22.7% in 2019. Over a 20-year period, Fortis has delivered a total shareholder return of 1,363% and an average annualized total return of 14.3%. In comparison, over the same 20-year period the S&P/TSX Composite Index delivered a total return of 237%, and the S&P/TSX Capped Utilities Index delivered a total return of 729%. Very few other companies have consistently delivered such strong performance for shareholders.

Dividend growth

Our 6.1% increase in our quarterly dividend on December 1, 2019 to $0.4775 per share, or $1.91 on an annualized basis, marked 46 consecutive years of annual common share dividend increases. This is one of the longest records for annual common share dividend increases by a Canadian public corporation.

Our five-year capital investment plan is expected to drive rate base growth of approximately $10 billion over the period. Based on this plan and our  confidence in future opportunities, we extended our 6% average annual dividend growth guidance to 2024.

Increasing our sustainability focus

At Fortis, sustainability, including reducing our carbon footprint, is at the forefront of everything we do. Our business focus is on energy delivery with our assets primarily consisting of electricity poles, wires and natural gas lines. We are in a fortunate position because we own a small amount of fossil fuel-based generation, limiting our impact on the environment.

We remain steadfast in our commitment to reducing our carbon footprint as we realize the full potential of the clean energy transformation that is taking place. You can read more about our commitment to sustainability beginning on page 36 and the board’s oversight role on page 37.

1  Non-US GAAP measure – see page 93.

Strategy and risk management

Our board is responsible for the stewardship of Fortis and its businesses. You can read more about how the board oversees our strategy, evaluates our business and financial risks, and monitors our mitigation strategies beginning on page 34.

Election of directors

This year we are asking you to elect 10 directors to the board. All 10 nominees currently serve as a member of the Fortis board. The nominees are qualified, experienced and together they bring a strong mix of skills and experience to the board.

You can read about each nominee beginning on page 16.

Joseph Welch is not standing for re-election this year. On behalf of the board, we would like to thank Joe for his valuable contributions to the Fortis board. Joe was the President and Chief Executive Officer of Fortis subsidiary ITC at the time of its acquisition and has served as chairman of ITC since 2008, providing strong leadership and vision to a company that became an important part of the Fortis family in 2016.

Remembering Ida Goodreau

We were deeply saddened by the passing of Ida Goodreau in late 2019. Ida was a member of the Fortis board since 2009 and served as chair of the governance and nominating committee. She also served as chair of our utilities in British Columbia.

Ida’s vision and insight were strong on many fronts. We are grateful to Ida for being a champion of our Women in Leadership initiative and for supporting and encouraging Fortis in our progress towards a cleaner energy future. We miss her immensely.

Pay aligned with performance

Both the board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests. The corporate performance component of incentive compensation was above target in recognition of a successful year.

You can read more in the letter from the chair of the human resources committee on page 49 and in the compensation discussion and analysis beginning on page 52.

Leadership succession

We announced two executive leadership changes in the last year. David Hutchens was appointed to the newly created role of Chief Operating Officer effective January 1, 2020, broadening his current responsibilities to include operational oversight of our 10 utilities.

As well, following the planned retirement of Phonse  Delaney, Executive Vice President, Chief Information Officer in May 2019, James Laurito assumed responsibilities for technology matters and was appointed Executive Vice President, Business Development and Chief Technology Officer.

You can read more about our leadership succession planning on page 34.

Positioned for future success

We will continue to be a champion of progress, realizing the full potential of the move to cleaner energy while remaining steadfast in our commitment to deliver safe, reliable and secure energy. We are thinking long term as we drive your company forward, ensuring a successful Fortis for years to come.

Please remember to vote your shares — your vote is important.

We thank you for your continued support and look forward to hosting you online on May 7, 2020.

Sincerely,

Douglas J. Haughey	Barry V. Perry
Chair, Board of Directors	President and Chief Executive Officer

What’s inside

4   Notice of our 2020 annual and special meeting

5   2020 Management information circular

6   About the shareholder meeting

  7 Voting

11 What the meeting will cover

15 About the nominated directors

26 Additional information about the directors

31 Governance

32 Our governance policies and practices

33 About the Fortis board

48 Executive compensation

49 Message from the chair of the human resources committee

52 Compensation discussion and analysis

52 Compensation strategy

52 Compensation governance

58 Compensation design and decision-making

62 2019 Executive compensation

82 Share performance and cost of management

85 2019 Compensation details

92 Other information

95 Appendices

  95 Statement of corporate governance practices

103 Board of directors mandate

107 Advance notice by-law no. 2

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2024; forecast rate base growth for the period from 2020 through 2024; TEP’s renewable energy target; and FortisBC’s 2030 GHG emission and gas supply targets, energy efficiency spending and expected benefits.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable regulatory decisions by utility regulators and the expectation of regulatory stability; the implementation of the five-year capital expenditure plan; no material capital project and financing cost overruns related to capital projects; sufficient human resources to deliver service and execute the capital expenditure plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

Notice of our 2020 annual and special meeting

When Thursday, May 7, 2020 10:30 a.m. (Newfoundland Daylight Time)	Where Virtual meeting by live webcast (new for 2020 only) web.lumiagm.com/179925594

What the meeting will cover

1.              Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2019 and the auditors’ report

2.              Elect the directors

3.              Appoint the auditors and authorize the directors to set the auditors’ fees

4.              Confirm the adoption of a new by-law

5.              Have a say on executive pay

6.              Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 20, 2020. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proof that you own Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

Vote in person or by proxy

You can vote your shares using the proxy form or voting instruction form in your package of materials.

If you want to attend the virtual meeting and vote your shares online in real time, or appoint someone else to be your proxyholder to attend the virtual meeting on your behalf and vote your shares, please read the information beginning on page 8 of the circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 20, 2020

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 20, 2020 (the record date) and are entitled to receive notice of and vote at our annual and special meeting of shareholders on Thursday, May 7, 2020 (or a reconvened meeting if the meeting is postponed or adjourned).

Please note that this year we are holding a virtual only meeting in an abundance of caution to protect everyone’s health and safety from the coronavirus (COVID-19).

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or fax by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $34,650 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. If you want to attend the virtual meeting and vote your shares online in real time, or appoint someone else to be your proxyholder to attend the virtual meeting on your behalf and vote your shares, please read the information beginning on page 8.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 20, 2020

In this document:

•                  we, us, our and Fortis mean Fortis Inc.

•                  you, your and shareholder refer to holders of Fortis common shares

•                  shares and Fortis shares mean common shares of Fortis, unless indicated otherwise

•                  all dollar amounts are in Canadian dollars, unless indicated otherwise

•                  information is as of March 20, 2020, unless indicated otherwise.

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2020 annual and special meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2020), on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

1 About the shareholder meeting

This section gives important information about our 2020 annual and special meeting and the voting process.

Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 5, 2020.

Where to find it

7	Voting
11	What the meeting will cover
15	About the nominated directors
26	Additional information about the directors

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 20, 2020, the record date. Shareholders will vote on four items of business and any other matters that may properly come before the meeting (see page 11).

If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting as long as you have proof that you own the shares. To vote your shares acquired after the record date, contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 464,196,832 common shares issued and outstanding. Each share entitles the holder to one vote on each of the four voting items.

How to vote your shares in advance

The voting process is different depending on whether you are a registered or non-registered shareholder:

Registered shareholders Your shares are registered in your name

Non-registered (beneficial) shareholders

Your shares are held in the name of your nominee
(usually a bank, trust company, securities dealer or
other financial institution) and you are the
beneficial owner of the shares

Voting by proxy is the easiest way to vote. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare.

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•      FOR the nominated directors

•      FOR the appointment of Deloitte LLP as our auditors

•      FOR the adoption of the new by-law

•      FOR our approach to executive compensation

Vote by proxy

By choosing to send these materials to you directly, Fortis (and not the intermediary holding the shares on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

You can vote your shares in one of two ways:

Submit your voting instructions

Use one of the methods provided on your voting instruction form (phone, fax or over the internet), or simply complete the form and mail it to the address provided on the form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

We may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares over the phone, and Kingsdale may contact non-registered shareholders to help with this service. If you have questions or need help voting, please call or email Kingsdale (see page 8).

Vote at the meeting

Follow the instructions on how to participate in the meeting and vote your shares in real time on page 8. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.

Phone	1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.

Mail

Enter your voting instructions on the proxy form, sign and date it, and send the completed form to Computershare Trust Company of Canada,

Attention: Proxy Department, 100 University Avenue, 8th Floor,

Toronto, Ontario  M5J 2Y1

Vote at the meeting

Follow the instructions on how to participate in the meeting and vote your shares in real time on page 8. Do not fill out the proxy form because you will be casting your vote at the meeting.

Send your voting instructions right away

Take some time to read this circular and then vote your shares. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

How to attend the virtual meeting

Use your smartphone, tablet or computer to attend our virtual meeting. You can attend the meeting as a guest, or participate in the meeting online.

1.              Attend as a guest

Attending the meeting as a guest means you can watch or listen to the meeting. You are not allowed to vote.

How to log in You should log in at least 30 minutes before the start of the meeting.

Go to web.lumiagm.com/179925594 on your smartphone, table or computer.

Click “Login” and enter the password Fortis2020.

If you are a registered shareholder, enter the 15-digit control number on your proxy form as your user name.

If you are a non-registered (beneficial) shareholder, click “Guest” and complete the online form.

2.              Participate in the meeting and vote your shares in real time

Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders.

How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting.

Go to web.lumiagm.com/179925594on your smartphone, table or computer.

Click “Login” and enter the password Fortis2020.

If you are a registered shareholder and you appointed yourself as proxyholder, enter the 15-digit control number on your proxy form as your user name.

If you are a registered shareholder and you appointed someone else to be your proxyholder (third-party proxyholder), or if you are a non-registered (beneficial) shareholder and you appointed yourself as proxyholder (third-party proxyholder) or someone else as your proxyholder (also a third-party proxyholder), that person or company will receive an email notification from Computershare with a control number that will also serve as their user name (see below).

Only registered shareholders and duly appointed proxyholders can vote at the meeting.

Questions?

Call Kingsdale at:

• 1.888.518.6828 (toll-free within North America) or

• 416.867.2272 (collect call outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Virtual meeting checklist

Make sure you have the following to access the meeting online:

1.        The latest version of Chrome, Safari, Edge or Firefox as your internet browser

2.        Fortis meeting ID:  179-925-594

3.        Meeting password:  Fortis2020

4.        Your user name or control number (see below).

If you are a registered shareholder and you are appointing someone other than the Fortis representatives named in the proxy form to be your proxyholder (third-party proxyholder), or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as proxyholder (third-party proxyholder), you must register them with Computershare AFTER you have submitted your proxy form to Computershare or voting instruction form to your nominee.

If you do not register the third-party proxyholder, they will not receive a control number and they will NOT be able to participate in the meeting and vote.

Appointing a proxyholder

You have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Registered shareholders Your shares are registered in your name

Non-registered (beneficial) shareholders

Your shares are held in the name of your nominee (usually a
bank, trust company, securities dealer or other financial
institution) and you are the beneficial owner of the shares

If you want to participate in the meeting and vote your shares in real time, print your name in the space provided on the proxy form in your package of materials to appoint yourself as proxyholder. Then date and sign the form and return it to Computershare.

If you want to appoint someone else to attend the meeting and vote your shares for you (third-party proxyholder), print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then date and sign the form, and submit your form to Computershare by internet or phone (see page 7) or mail by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020.

After you submit the form to Computershare, you MUST register your third-party proxyholder with Computershare.

Go to https:// www.computershare.com/FTSQ by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020 to register your third-party proxyholder and provide the contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares.

Your third-party proxyholder should receive the email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

By choosing to send these materials to you directly, Fortis (and not the intermediary holding your shares on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

If you want to participate in the meeting and vote your shares in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint you as proxyholder (third-party proxyholder).  Follow the instructions from your nominee for submitting the form, or use one of the methods provided on your voting instruction form (phone, fax or over the internet).

After you submit the form to your nominee, you MUST register yourself as a third-party proxyholder with Computershare.

Go to https:// www.computershare.com/FTSQ by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020 to register yourself and provide your contact information. Computershare requires this information so they can confirm the registration and send you an email notification with a control number. You need the control number in order to participate in the meeting and vote your shares.

You should receive your email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020.

Complete the form and mail it to the address provided on the form.

Once you log in to the meeting, remember to stay connected to the internet so you can vote when the balloting begins. See the user guide at the back of the circular for details about how to follow the proceedings, vote and ask questions.

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•        vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020

•        complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020

•        send a written notice to our Executive Vice President, Chief Legal Officer and Corporate Secretary (Corporate Secretary) so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2020.

You can also attend the meeting and change your vote. Using your control number to log in to the meeting means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

How to obtain paper copies of our meeting materials

Registered and non-registered (beneficial) shareholders can ask for free paper copies of this circular and the proxy form or voting information form to be sent to them by mail. Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of our meeting materials, please contact Kingsdale (see above).

Or request free paper copies from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

PO Box 8837

St. John’s, NL A1B 3T2

Canada

What the meeting will cover

You will receive an update on our 2019 performance and vote on at least four items of business. An item is approved if a simple majority (50% plus one) of shareholders represented in person or by proxy at the meeting vote FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2019 together with the auditors’ reports. We mailed our consolidated financial statements to all registered shareholders and the beneficial shareholders who requested a copy. You can also find a copy in our annual report, on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect directors (see page 15)

You will vote to elect 10 directors to the board this year. The 10 nominees are:

Tracey C. Ball Pierre J. Blouin Paul J. Bonavia Lawrence T. Borgard Maura J. Clark Margarita K. Dilley Julie A. Dobson Douglas J. Haughey Barry V. Perry Jo Mark Zurel

Ten directors are standing for re-election this year. Ida Goodreau passed away in December 2019 following a brief illness. Joseph Welch is not standing for re-election and will retire from the Fortis board at the end of our 2020 annual and special meeting. You can read about the nominated directors beginning on page 15 and our policy on director tenure on page 44.

If for any reason any of the nominated directors is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR the nominated directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 15 for details).

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement, and put forward Deloitte LLP based on the qualifications of its audit team, its use of technology and an independence assessment.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the engagement and the auditors’ time. Management believes the fees negotiated in 2019 have been reasonable and are comparable to fees charged by other auditors providing similar services.

Formal review process

We use a formal tender process to select our external auditors as a good governance practice.

The table below shows the fees paid to Deloitte LLP in the last two years:

	2019	2018
Audit fees
Core audit services	$9,745,000	$9,121,000
Audit-related fees
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees	$1,490,000	$1,462,000
Tax fees
Services related to tax compliance, planning and advice	$669,000	$636,000
Other
Services which are not audit, audit-related or tax fees	—	$27,000
Total	$11,904,000	$11,246,000

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2020.

4. Approve the adoption of our advance notice by-law no. 2 (see page 107)

On November 20, 2019, the board adopted a new advance notice by-law no.2 effective January 1, 2020, setting out advance notice requirements for director nominations. The board decided to adopt the advance notice by-law based on the widespread use of advance notice by-laws and policies among North American public companies and its determination that an advance notice by-law will provide a means to ensure that our shareholders will have sufficient time and information to properly evaluate all director nominees. At the meeting you will vote on the adoption of our advance notice by-law.

The new advance notice by-law is designed to:

•      facilitate an orderly and efficient process for electing directors at our shareholder meetings

•      ensure that all shareholders receive adequate notice of and information about the nominated directors

•      provide a reasonable amount of time for shareholders to review the information so they can make an informed voting decision.

The advance notice by-law sets out a procedure requiring advance notice to Fortis in circumstances where nominations of persons for election as a director of Fortis are made by shareholders other than by way of a requisition made according to the provisions of the Corporations Act (Newfoundland and Labrador) or under a shareholder proposal made in accordance with the provisions of the Act. Among other things, the advance notice by-law fixes a deadline by which shareholders must submit notice of director nominations to Fortis prior to any annual or special meeting of shareholders at which directors are to be elected. The advance notice by-law also sets out the information that shareholders must provide in the notice nominating a director for it to be valid.

Under the advance notice by-law, a shareholder wishing to nominate a director would be required to provide notice to Fortis in the prescribed form within the following time periods:

•      for an annual meeting of shareholders — not later than the close of business on the 30th day prior to the date of the meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the first public announcement of the date of the meeting by Fortis, notice may be made before the close of business on the 10th day following the public announcement

•      for a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) — before the close of business on the 15th day following the first public announcement of the date of the meeting by Fortis, and

•      if the notice-and-access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer are used for delivery of proxy related materials — before the close of business on the 40th day prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the first public announcement of the date of the meeting by Fortis, notice must be given by the 10th day (in the case of annual meeting) or 15th day (in the case of a special meeting) following the public announcement.

The above summary is qualified in its entirety by the complete text of the advance notice by-law which is set out in in Appendix C on page 107. The advance notice by-law is also available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The advance notice by-law went into effect on January 1, 2020 and will stay in effect as long as it is confirmed and approved by a simple majority (50% plus one) of the votes cast by shareholders at the meeting.

We believe the advance notice by-law supports good governance and is in the best interests of Fortis and our shareholders. It has been prepared to meet the guidelines of proxy advisory firms and the requirements of the TSX.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

1.              The adoption of advance notice by-law no. 2 of Fortis, the full text of which is set out in Appendix C on page 107, be and is hereby approved; and

2.              Any officer of Fortis be and is hereby authorized, for and in the name of and on behalf of Fortis, to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts or things as such officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or things being conclusive evidence of such determination.

The board and management recommend that you vote FOR the adoption of advance notice by-law no. 2 as set out in this circular.

5. Have a say on executive pay (see page 48)

As part of our commitment to strong corporate governance, the board is holding an advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year 96.81% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

6. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or your proxyholder see fit.

Shareholders who are entitled to vote at the 2021 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 6, 2021 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

As described above under Approve the adoption of our advance notice by-law no. 2, if a shareholder intends to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, including providing timely and proper written notice. You can read more about the advance notice by-law on pages 12 and 13. The complete text of the advance notice by-law is included in Appendix C beginning on page 107.

About the nominated directors

This year 10 people have been nominated to serve on the board. You can read about the nominated directors in the profiles that follow. Each of the nominees currently serve on the board.

Our board is led by an independent Chair of the board and all but one of the nominated directors are independent. Mr. Perry is not considered independent because he is our President and Chief Executive Officer.

None of the nominated directors serve together on another unrelated public company board, and none of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to immediately tender his or her resignation to the board for consideration after the meeting. The board will refer the matter to the governance and nominating committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy effective January 1, 2020. You can find a copy of the policy on our website (www.fortisinc.com).

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership on page 39. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $48.96 on March 15, 2019 and $46.42 on March 20, 2020.

Tracey C. Ball

Victoria, British Columbia, Canada

Corporate director

Director since May 2014

Age 62

Independent

Skills and experience

•      Financial expert

•      Governance and risk management

•      Capital markets

•      Government relations/Legal/Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its Chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018.

Joined
Board	May 2014
Audit committee	May 2014 (Chair, May 2017)
Governance and nominating committee	May 2017

2019 Voting results	2019 Board and committee attendance
99.40% votes for	Board of directors	10 of 10	100%
0.60% votes withheld	Audit (Chair)	7 of 7	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	4,950	19,735	24,685	$1,145,879	yes (5.3x)
2019	4,950	16,716	21,666	$1,060,767
Change	—	3,019	3,019	$85,112

Other public company directorships (last five years)

—

Pierre J. Blouin

Mont-Royal, Quebec, Canada

Corporate director

Director since May 2015

Age 62

Independent

Skills and experience

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  Capital markets

•                  Technology/Cybersecurity

•                  Mergers and acquisitions

•                  Government relations/Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Joined
Board	May 2015
Human resources committee	May 2015
Governance and nominating committee	May 2016 (Chair, January 2020)

2019 Voting results	2019 Board and committee attendance
99.31% votes for	Board of directors	10 of 10	100%
0.69% votes withheld	Human resources	6 of 6	100%
	Governance and nominating (Chair)	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	2,380	16,345	18,725	$869,215	yes (4.0x)
2019	2,380	13,442	15,822	$774,645
Change	—	2,903	2,903	$94,570

Other public company directorships (last five years)

National Bank of Canada (since September 2016) (Audit Committee, Human Resources Committee)

Paul J. Bonavia

Dallas, Texas, USA

Corporate director

Director since May 2018

Age 68

Independent

Skills and experience

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  Capital markets

•                  Mergers and acquisitions

•                  Government relations/Legal/Regulatory

•                  International business

Mr. Bonavia resigned as Executive Chairman of UNS Energy Corporation when it was acquired by Fortis in August 2014. Prior to holding this position, Mr. Bonavia served UNS Energy Corporation in the roles of Chairman and Chief Executive Officer and Chairman, President and Chief Executive Officer since 2009. Mr. Bonavia has served on several public and private sector boards, including the Midcontinent Independent System Operator (MISO).

Mr. Bonavia graduated from Drake University with a Bachelor of Arts and from the University of Miami with a Juris Doctorate. He also attended the Advanced Management Program at Harvard Business School.

Mr. Bonavia previously served as a director of Fortis from May 2015 to February 2016.

Joined
Board	May 2018
Human resources committee	May 2018
Governance and nominating committee	May 2018

2019 Voting results	2019 Board and committee attendance
99.63% votes for	Board of directors	10 of 10	100%
0.37% votes withheld	Human resources	6 of 6	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	—	4,680	4,680	$217,246	Has until May 2023 to meet the guideline
2019	—	2,163	2,163	$105,900
Change	—	2,517	2,517	$111,346

Other public company directorships (last five years)

—

Lawrence T. Borgard

Naples, Florida, USA

Corporate director

Director since May 2017

Age 58

Independent

Skills and experience

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  Capital markets

•                  Mergers and acquisitions

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

Joined
Board	May 2017
Audit committee	May 2017
Human resources committee	May 2018

2019 Voting results	2019 Board and committee attendance
99.37% votes for	Board of directors	10 of 10	100%
0.63% votes withheld	Audit	7 of 7	100%
	Human resources	6 of 6	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	5,258	7,591	12,849	$596,451	Has until May 2022 to meet the guideline
2019	2,800	4,975	7,775	$380,664
Change	2,458	2,616	5,074	$215,787

Other public company directorships (last five years)

—

Maura J. Clark

New York, New York, USA

Corporate director

Director since May 2015

Age 61

Independent

Skills and experience

•                  Financial expert

•                  Governance and risk management

•                  Utility/Energy

•                  Capital markets

•                  Mergers and acquisitions

•                  Government relations/Legal/Regulatory

•                  International business

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

Joined
Board	May 2015
Audit committee	May 2015
Governance and nominating committee	May 2016

2019 Voting results	2019 Board and committee attendance
99.33% votes for	Board of directors	10 of 10	100%
0.67% votes withheld	Audit	7 of 7	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	2,000	13,781	15,781	$732,554	yes (3.0x)
2019	—	10,956	10,956	$536,406
Change	2,000	2,825	4,825	$196,148

Other public company directorships (last five years)

Garrett Motion Inc. (since October 2018) (Nominating and Governance Committee (Chair) and Compensation Committee)

Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) (Audit Committee (Chair), Human Resources and Compensation Committee)

Elizabeth Arden, Inc. (August 2005 to September 2016) (former director and member of Audit Committee (Chair) and Nominating and Corporate Governance Committee)

Margarita K. Dilley

Washington, D.C., USA

Corporate director

Director since May 2016

Age 62

Independent

Skills and experience

•                  Financial expert

•                  Governance and risk management

•                  Utility/Energy

•                  Capital markets

•                  Technology/Cybersecurity

•                  Mergers and acquisitions

•                  International business

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

Joined
Board	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2019 Voting results	2019 Board and committee attendance
99.34% votes for	Board of directors	10 of 10	100%
0.66% votes withheld	Audit	7 of 7	100%
	Human resources	6 of 6	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	—	11,379	11,379	$528,213	Has until May 2021 to meet the guideline
2019	—	8,635	8,635	$422,770
Change	—	2,744	2,744	$105,443

Other public company directorships (last five years)

—

Julie A. Dobson

Potomac, Maryland, USA

Corporate director

Director since May 2018

Age 63

Independent

Skills and experience

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Capital markets

•                  Technology/Cybersecurity

•                  Mergers and acquisitions

•                  International business

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Joined
Board	May 2018
Audit committee	May 2018
Governance and nominating committee	May 2018

2019 Voting results	2019 Board and committee attendance
99.39% votes for	Board of directors	10 of 10	100%
0.61% votes withheld	Audit	7 of 7	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	2,200	4,680	6,880	$319,370	Has until May 2023 to meet the guideline
2019	2,200	2,163	4,363	$213,612
Change	—	2,517	2,517	$105,758

Other public company directorships (last five years)

Safeguard Scientifics, Inc. (March 2003 to June 2018) (former director and member of Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)

American Water Works Company (June 2009 to July 2017) (former director and member of Audit Committee (Chair) and Nominating and Governance Committee)

RadioShack Corporation (September 2011 to November 2015) (former director and member of Compensation Committee (Chair))

Douglas J. Haughey

Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016

Director since May 2009

Age 63

Independent

Skills and experience

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  Mergers and acquisitions

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies, including President and Chief Executive Officer of Spectra Energy Income Fund.

Mr. Haughey graduated from the University of Regina with a Bachelor of Business Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey served on the board of directors of FortisAlberta from April 2010 and served as its Chair from April 2013 to February 2016.

Joined
Board	May 2009 (Chair, September 2016)
Audit committee	May 2009
Human resources committee	May 2013 (Chair, March 2015 to September 2016)
Governance and nominating committee	September 2016

2019 Voting results	2019 Board and committee attendance
99.07% votes for	Board of directors (Chair)	10 of 10	100%
0.93% votes withheld	Audit	7 of 7	100%
	Human resources	6 of 6	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	10,000	36,916	46,916	$2,177,847	yes (5.4x)
2019	10,000	30,933	40,933	$2,004,080
Change	—	5,983	5,983	$173,676

Other public company directorships (last five years)

Keyera Corporation (since May 2013) (Lead Director, Compensation and Governance Committee)

Barry V. Perry

St. John’s, Newfoundland and Labrador, Canada

President and Chief Executive Officer, Fortis Inc.

Director since January 2015

Age 55

Not independent

Skills and experience

•                  Financial expert

•                  Governance and risk management

•                  Executive compensation

•                  Utility/Energy

•                  Sustainability

•                  Capital markets

•                  Mergers and acquisitions

•                  International business

Mr. Perry is President and Chief Executive Officer of Fortis. Prior to his current position at Fortis, he served as President from June 30, 2014 to December 31, 2014 and prior to that served as Vice President, Finance and Chief Financial Officer from 2004. Mr. Perry joined the Fortis organization in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power.

Mr. Perry graduated from Memorial University with a Bachelor of Commerce and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

Mr. Perry serves as a director of Fortis utility subsidiaries FortisBC Energy, FortisBC, ITC and UNS Energy.

Joined
Board	January 2015

2019 Voting results	2019 Board and committee attendance
99.36% votes for	Board of directors	10 of 10	100%
0.64% votes withheld

Fortis securities held (as at March 15, 2019 and March 20, 2020) (1)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets executive share ownership target
2020	321,052	57,592	378,644	$17,576,654	yes (13.5x)
2019	313,487	30,526	344,013	$16,842,876
Change	7,565	27,066	34,631	$733,778

Other public company directorships (last five years)

—

(1)         You can read about Mr. Perry’s holdings of Fortis common shares and restricted share units (RSUs) on page 56. Mr. Perry does not receive director compensation (cash or DSUs) as a member of the Fortis board. Mr. Perry receives performance share units (PSUs), RSUs and stock options as part of his compensation as President and Chief Executive Officer of Fortis (see pages 55 and 58).

Jo Mark Zurel

St. John’s, Newfoundland and Labrador, Canada

Corporate director

Director since May 2016

Age 56

Independent

Skills and experience

•                  Financial expert

•                  Governance and risk management

•                  Executive compensation

•                  Capital markets

•                  Mergers and acquisitions

•                  International business

From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and the Canada Pension Plan Investment Board. He also serves on the board of the Institute of Corporate Directors.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce.

He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

Joined
Board	May 2016
Audit committee	May 2017
Human resources committee	May 2016 (Chair, May 2018)

2019 Voting results	2019 Board and committee attendance
99.30% votes for	Board of directors	10 of 10	100%
0.70% votes withheld	Audit	7 of 7	100%
	Human resources (Chair)	6 of 6	100%

Fortis securities held (as at March 15, 2019 and March 20, 2020)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2020	10,000	10,536	20,536	$953,281	yes (4.4x)
2019	10,000	7,830	17,830	$872,957
Change	—	2,706	2,706	80,324

Other public company directorships (last five years)

Highland Copper Company Inc. (since October 2012) (Audit Committee (Chair), Compensation and Corporate Governance Committee)

Major Drilling Group International Inc. (since September 2007) (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee (Chair))

Additional information about the directors

2019 Meeting attendance

We expect directors to attend all of the regularly scheduled board and committee meetings and the annual meeting of shareholders, and ideally any special meetings. Directors can attend by teleconference if they are unable to attend in person.

The table below is a summary of the 2019 meeting attendance including the annual meeting of shareholders.

	Number of meetings	Overall meeting attendance
Board	10	98%
Audit committee	7	100%
Human resources committee	6	98%
Governance and nominating committee	5	97%
Total number of meetings held	28	98%

The next table summarizes the number of board and committee meetings attended by each director in 2019. You can see the individual attendance records in the director profiles beginning on page 16.

	Board meetings		Committee meetings			Total board and committee meetings
Tracey C. Ball	10 of 10	100%	12 of 12	100%		22 of 22	100%
Pierre J. Blouin	10 of 10	100%	11 of 11	100%		21 of 21	100%
Paul J. Bonavia	10 of 10	100%	11 of 11	100%		21 of 21	100%
Lawrence T. Borgard	10 of 10	100%	13 of 13	100%		23 of 23	100%
Maura J. Clark	10 of 10	100%	12 of 12	100%		22 of 22	100%
Margarita K. Dilley	10 of 10	100%	13 of 13	100%		23 of 23	100%
Julie A. Dobson	10 of 10	100%	12 of 12	100%		22 of 22	100%
Douglas J. Haughey	10 of 10	100%	18 of 18	100%		28 of 28	100%
Barry V. Perry	10 of 10	100%	—	—	(1)	10 of 10	100%
Jo Mark Zurel	10 of 10	100%	13 of 13	100%		23 of 23	100%
Directors not standing for re-election
Ida J. Goodreau	8 of 10	80%	8 of 10	80	%(2)	16 of 20	80%
Joseph L. Welch	9 of 10	90%	—	—	(3)	9 of 10	90%

(1)         Mr. Perry does not serve on any of the committees. He attends committee meetings in his capacity as President and Chief Executive Officer.

(2)         Ms. Goodreau missed two board meetings and two committee meetings due to illness. She passed away in December 2019.

(3)         Mr. Welch did not serve on any of the committees because he was not considered independent under Canadian securities laws until November 1, 2019 as he was President and Chief Executive Officer of ITC until October 31, 2016.

2019 Director compensation

	Fees earned(1)	Share-based awards (DSUs)(2)	All other compensation (3)	Total
Tracey C. Ball	$123,563	$124,375	$112,399	$360,337
			(includes FortisBC)
Pierre J. Blouin	$110,125	$124,375	$26,390	$260,890
Paul J. Bonavia	$146,125	$124,375	$5,664	$276,164
Lawrence T. Borgard	$149,027	$124,375	$9,885	$283,287
Maura J. Clark	$149,027	$124,375	$21,794	$295,196
Margarita K. Dilley	$149,027	$124,375	$130,322	$403,724
			(includes CH Energy Group)
Julie A. Dobson	$149,027	$124,375	$5,664	$279,066
Ida J. Goodreau	$118,563	$124,375	$158,904	$401,842
			(includes FortisBC)
Douglas J. Haughey	$167,500	$237,500	$60,318	$465,318
Joseph L. Welch	$124,729	$124,375	$236,391	$485,495
			(includes ITC)
Jo Mark Zurel	$120,750	$124,375	$16,090	$261,215
Total	$1,507,463	$1,481,250	$783,821	$3,772,534

(1)         Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers and meeting fees, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson and Mr. Welch are U.S. residents and their cash fees are paid in US dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.3269.

(2)         Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issue.

(3)         Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

We credit DSUs on the first day of each calendar quarter during the year, by dividing one fourth of the director’s equity retainer by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. As of April 1, 2018, we use the volume weighted average trading price of our common shares on the NYSE for the five days ending on the grant date for directors who are U.S. residents. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date, and are reinvested in additional DSUs.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2019.

	Number of shares or units that have not vested (1)(2)	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
Tracey C. Ball	18,991	$1,023,235	—
Pierre J. Blouin	15,630	$842,144	—
Paul J. Bonavia	4,058	$218,834	—
Lawrence T. Borgard	6,945	$374,385	—
Maura J. Clark	13,083	$705,120	—
Margarita K. Dilley	10,701	$576,789	—
Julie A. Dobson	4,058	$218,834	—
Ida J. Goodreau (4)	—	—	$2,124,596
Douglas J. Haughey	35,472	$1,911,231	—
Joseph L. Welch	6,945	$374,385	—
Jo Mark Zurel	9,870	$531,796	—
Total	125,753	$6,776,753	$2,124,596

(1)         We do not grant stock options or option-based awards to directors. Mr. Perry holds Fortis stock options, granted as part of his executive compensation (see page 58).

(2)         DSUs vest immediately upon death or when the director retires from the board and are redeemed for cash.

(3)         Calculated by multiplying the number of share-based awards that have not vested by $53.88, the closing price of our common shares on the TSX on December 31, 2019. Share-based awards granted in US dollars have been multiplied by US$41.52, the closing price of our common shares on the NYSE on December 31, 2019, and reported in Canadian dollars using the December 31, 2019 exchange rate of US$1.00 = $1.2987.

(4)         Ms. Goodreau passed away in December 2019. Her vested DSUs will be redeemed and paid to her estate on or before December 15, 2020.

Board committees

Audit committee

Tracey C. Ball (Chair)
Lawrence T. Borgard
Maura J. Clark
Margarita K. Dilley
Julie A. Dobson
Douglas J. Haughey
Jo Mark Zurel

100% independent

Each member of the audit committee brings significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, enterprise risk management (ERM), financial reporting, internal controls and finance matters generally.

The committee is responsible for:

•        overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting

•        overseeing compliance with related legal and regulatory requirements

•        reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance

•        overseeing the rotation of the audit partner(s), and the independent auditor as necessary

•        reviewing earnings and dividend guidance and other financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally

•        overseeing the appropriateness of material financing

•        overseeing our ERM program and our insurance program.

It is also responsible for overseeing and administering the following policies, all of which were updated in 2019:

•        derivative instruments and hedging policy

•        disclosure policy (together with the governance and nominating committee)

•        guidelines for hiring employees and former employees of the independent auditor

•        internal audit function (new name)

•        pre-approval policy for independent auditor services

•        reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy).

You can find a complete copy of the committee mandate on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. The committee met seven times in 2019. It meets separately with the Chief Financial Officer (CFO), internal audit and the external auditors, and it also set aside time at each committee meeting to meet without management present.

Additional information about the composition and oversight of the audit committee can be found on page 35 of our annual information form dated February 12, 2020 on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Human resources committee

Jo Mark Zurel (Chair)

Pierre J. Blouin

Paul J. Bonavia

Lawrence T. Borgard

Margarita K. Dilley

Douglas J. Haughey

100% independent

The members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•        evaluation of the CEO

•        recommending to the board the appointment of executive officers

•        human resources planning, including the development and succession of senior management (see page 34)

•        the compensation and benefits program for senior executives.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Willis Towers Watson has been engaged as the committee’s primary compensation consultant for executive compensation matters. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies, all of which were updated in 2019:

•        executive compensation policy

•        respectful workplace policy

•        board and executive diversity policy (new name) (together with the governance and nominating committee)

•        advisory vote on executive compensation policy (say on pay)

•        statement of investment policy and principles.

It also oversees and administers our four employee compensation plans: performance share unit plan, restricted share unit plan, 2012 stock option plan and the employee share purchase plan (ESPP). You can read about these plans beginning on page 58.

You can find a complete copy of the committee mandate which was updated in 2019 on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met six times in 2019 and set aside time at each meeting to meet without management present.

Governance and nominating committee

Pierre J. Blouin (Chair) (1)

Tracey C. Ball

Paul J. Bonavia

Maura J. Clark

Julie A. Dobson

Douglas J. Haughey

100% independent

The members of the governance and nominating committee bring a mix of governance experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The governance and nominating committee assists the board in overseeing our governance structure and practices and the nomination, assessment and compensation of directors.

The committee is responsible for:

•        developing and recommending an approach on corporate governance issues to the board

•        overseeing Fortis’ commitment to sustainability and reviewing our sustainability reporting

•        the size and composition of the board, including competencies and skills, diversity and renewal mechanisms

•        proposing new director candidates for nomination to the board

•        advising the board on committee membership, the appointment of committee chairs and board Chair succession planning (see pages 33 and 44)

•        carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 43)

•        maintaining a comprehensive orientation and continuing education program for directors

•        overseeing our cybersecurity program

•        approving any engagement of an outside expert, or experts, by the committee or any director at our expense

•        reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies, all of which were updated in 2019:

•        code of conduct

•        anti-corruption policy

•        shareholder engagement policy

•        director governance guidelines

•        disclosure policy (together with the audit committee)

•        board and executive diversity policy (new name) (together with the human resources committee)

•        insider trading policy

•        majority voting policy

•        political engagement policy (new name)

•        privacy policy.

You can find a complete copy of the committee mandate as well as a copy of the code of conduct on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met five times in 2019 and set aside time at each meeting to meet without management present.

(1)         Appointed chair of the committee in January 2020.

Governance

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Where to find it

32  Our governance policies and practices

33  About the Fortis board

Our governance policies and practices

Our governance practices comply with the corporate governance guidelines in National Policy 58-201 — Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards include the subsidiary’s CEO for operating expertise, one or more directors or officers of Fortis and one other CEO of a Fortis operating subsidiary. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing strong leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent and unrelated directors. The Chair of the board is a member of each committee for continuity and consistency. Each committee elects its chair, and the position generally rotates every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

The mandates, along with the position descriptions of the Chair of the board and the President and Chief Executive Officer, were reviewed and amended in 2018 as part of our regular review process. Changes to committee mandates are approved by the governance and nominating committee and the board. The committee reports in this circular set out the governance policies under their respective areas of responsibility.

The board and each committee meet without management present at each meeting. Mr. Perry is not a member of any standing committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about the board committees beginning on page 28.

External advice

Fortis pays the cost of any independent external advisors retained by the board.

Position descriptions

We have formal position descriptions for the Chair of the board and the President and Chief Executive Officer that set out their roles and responsibilities.

The role and responsibilities of the committee chairs are described in the mandate for each board committee.

Copies of the position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 10 nominated directors for election at the annual and special meeting.

The board has determined that 9 of the 10 nominated directors are independent and meet the definition in National Instrument 52-110 — Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual. Mr. Perry is not independent because he is our President and Chief Executive Officer.

The board meets without its non-independent directors at every meeting.

Independent reporting requirements

Our significant operating subsidiaries (FortisBC Energy, ITC, and TEP) as well as FortisBC, FortisAlberta, Newfoundland Power and Caribbean Utilities are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established an audit committee and human resources committee in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas, including strategy, leadership and succession planning, risk management, corporate governance and sustainability.

Strategy

The board oversees our strategic planning process and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy, progress and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, we periodically invite external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

The session, along with regular updates and discussion, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy also aligns with shareholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions.

Barry Perry was appointed President and Chief Executive Officer on January 1, 2015 following a formal process undertaken by the human resources committee.

The human resources committee and the board do ongoing work in succession planning and our talent management program is an integral part of their efforts. Our program enhances our ability to identify, develop and assess individuals across Fortis who may be candidates for executive positions in the future, and external candidates are also considered periodically to ensure we are attracting the best talent.

We announced two executive leadership changes in the last year. In November 2019, David Hutchens was appointed to the newly created role of Chief Operating Officer effective January 1, 2020, broadening his current responsibilities to include operational oversight of our 10 utilities as we implement our largest ever capital program to strengthen our energy networks and deliver cleaner energy. Following the retirement of Phonse Delaney, Executive Vice President, Chief Information Officer in May 2019, James Laurito assumed duties for matters related to technology and was appointed Executive Vice President, Business Development and Chief Technology Officer.

Leadership diversity

We recognize the value of having a diverse leadership team.

The board and executive diversity policy, updated in 2019, defines our policy with respect to diversity on the board and in executive leadership. Additionally, we adopted an inclusion and diversity commitment, which more broadly demonstrates our commitment across all of our operating utilities to create a workplace that values and encourages inclusion and diversity.

Diversity, including gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. As part of its mandate to monitor the talent management strategy, the human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions.

Women currently represent 38% of our executive leadership team, including Jocelyn Perry and Nora Duke, two of our named executives.

The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions. However, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates.

Women represent 38% of the executive leadership team at Fortis. At the end of 2019, Jocelyn Perry was one of only five female CFOs represented in the TSX 60 and she and Nora Duke, EVP, Sustainability and Chief Human Resources Officer (CHRO) were two of just 22 female named executive officers in the TSX 60 group of companies. We recently became a signatory to the 30% Club Canada, a group of chairs and CEOs committed to better gender balance at the board and senior management levels. The club recognizes that greater diversity leads to better governance and business outcomes and, as a signatory, Fortis commits to meaningful, sustainable gender balance in our leadership.

Annual women’s leadership forum

2020 will mark our fifth annual Women in Executive Leadership Forum. This event brings together current executives and emerging talent from across the Fortis group of companies to effect change and an inclusive and equal workplace.

Risk management

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management system in place relative to its risk profile so we can achieve our strategic objectives. This includes an increased focus on environmental, social and governance (ESG) risk enterprise-wide to ensure proper oversight and good governance generally.

The board, through the audit committee, oversees our Enterprise Risk Management (ERM) program. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary’s board, and most are comprised of a majority of independent directors.

Every year the board receives an ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries are communicated to Fortis management and form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

In 2019 the board continued to pay particular attention to our capital projects and our focus areas for growth as well as expectations related to ESG performance. As part of our regular policy review process, the board approved updates to our governance policies in 2019 to ensure strong continued risk oversight, including ethics and reporting policies, those related to our internal audit function, political contributions and guidelines for hiring employees of the independent auditor.

You can find a more comprehensive discussion of risk management in our 2019 MD&A, beginning on page 40 of our 2019 annual report. The annual report is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Cybersecurity risk management

Fortis has developed a cybersecurity strategy based on the fundamental pillars of our cybersecurity risk management program (CRMP), increased information sharing and building a culture of security. Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities in our subsidiaries.

Our Chief Technology Officer leads our CRMP, together with our Chief Information Officer. The program mirrors the structure of our ERM framework and focuses on key risks including asset and identity management, threat and vulnerability analysis, situational awareness, information sharing, incident response, supply chain and insider threats.

Sustainability

Sustainability is how we do everything. We believe sustainable practices are important to all of our stakeholders and good for our business, employees and customers.

We pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve. We are committed to reducing our environmental footprint, providing strong governance and enhancing the lives of our people and the communities where we live and work.

We are primarily a transmission and distribution company so our environmental footprint is relatively small compared to our peers. This does not, however, lessen our commitment to conducting business in an environmentally responsible way, and to using sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

Our path to cleaner energy includes various elements while focusing on:

1.        Capital investment in a green and resilient grid

2.        Generation shifting from fossil fuel to solar and wind projects

3.        Renewable gas at FortisBC

4.        Energy efficiency programs

5.        Electric vehicle penetration.

As a North American leader, we are doing our part to ensure a better and more sustainable future for all. Work on our path to cleaner energy is well underway. You can read more below.

Path to cleaner energy

We are making strides on reducing our carbon intensity and are focused on delivering cleaner energy:

•      Wataynikaneyap Power — connecting 17 First Nations to cleaner energy through the Wataynikaneyap Partnership, owned 51% by 24 First Nations communities in Northern Ontario and 49% by a partnership between Fortis (80%) and Algonquin Power and Utilities Corp. (20%). In October 2019 the partnership received its financial close and notice to proceed, and celebrated the graduation of a fourth line crew ground support training program

•      TEP — partnering with the University of Arizona’s Institute of the Environment to develop measurable, science-based targets to decrease emissions and deliver more renewable energy to customers. TEP had an initial target of serving 30% of the retail load from renewable generation by 2030, doubling the state’s 2025 goal. TEP is expected to have 28% of its retail load served by renewable energy in 2021 (nine years ahead of schedule) and new targets will be set in 2020

•      Caribbean Utilities — received regulatory approval for a 20 MW utility-scale battery storage project which will result in lower fuel usage and reduced greenhouse gas (GHG) emissions in Grand Cayman

•      FortisBC — making significant progress toward reaching its target of 30% reduction in customer GHG emissions by 2030 (see below).

Fortis is also part of a coalition of the world’s leading utilities funding Energy Impact Partners, a cleantech energy fund that is investing in the future of energy. Visit their website to find out more (www.energyimpactparterscom).

FortisBC’s Clean Growth Pathway

FortisBC is leading innovation to reduce GHG emissions from customer energy use by 30% by 2030. Four areas of focus to achieve this target are:

1. Renewable natural gas

FortisBC was the first utility in North America to offer Renewable natural gas (RNG) to end-use customers as an affordable low carbon energy solution.

Residential food scraps, yard waste and commercial organic waste are collected at processing facilities to produce biogas, and then upgraded into RNG. The gas is then injected into FortisBC’s existing natural gas pipeline system.

FortisBC has set a target to obtain 15% of its gas supply from renewable sources by 2030.

2. LNG bunkering

FortisBC provides expertise and safe, innovative custom solutions for customers who want to convert their fleets to liquefied natural gas (LNG) and fuel their vessels with FortisBC LNG. FortisBC works with commercial customers to create a customized bunkering approach, whether ship-to-ship, shore-to-ship or tanker trailer-to-ship. BC Ferries, one of the largest ferry operators in North America, has worked with FortisBC to develop a custom LNG bunkering system for its fleet.

3. Zero & low-carbon transportation

FortisBC has placed 19 new charging stations for electric vehicles at strategic locations throughout its service territory. Users can charge their vehicles for short and longer highway commutes.

For commercial fleets and marine vessels, FortisBC is encouraging the use of LNG or compressed natural gas for transportation to reduce emissions by 15% to 25%. FortisBC is also looking to expand its LNG facilities to offer the first ship-to-ship marine bunkering service on the west coast of North America.

4. Energy conservation and efficiency incentive program

In 2019 FortisBC launched a $370 million program focused on customer initiatives to lower energy use and reduce energy bills. Clean conservation and energy enhancement are expected to lower carbon dioxide emissions by 50,000 tons annually, which equates to taking close to 11,000 gasoline-powered cars off the road.

We produced our first sustainability report in October 2018, followed by a sustainability update in July 2019. The reports cover our 10 utility operations throughout North America and contain information and data on the environment, governance, customers, our people and community engagement. The 2019 sustainability update includes expanded reporting on new indicators related to employees, natural gas operations and water use in addition to information on our efforts to advance the United Nations Sustainable Development Goals. The 2018 sustainability report and the 2019 sustainability update are available on our website (www.fortisinc.com).

Board oversight

Our governance and nominating committee receives a report on sustainability at each regularly scheduled meeting. It reviews programs and practices designed to promote corporate citizenship and environmental and social responsibility, and advises the board on the status and adequacy of efforts to ensure business is conducted in a manner that meets high standards of sustainability.

Subsidiary sustainability

Fortis and its subsidiaries share a commitment to the environment, health and safety in our operations and strives for continual performance improvement. Each operating subsidiary has a comprehensive environmental management program aligned with ISO 14001 and regularly sets and reviews environmental objectives, targets and programs.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources.

Sustainability governance at a glance

•      Board of directors — responsible for risk management oversight and ensures business is conducted to meet high standards of environmental and social responsibility

•      Governance and nominating committee — provides sustainability oversight, including reviewing programs designed to promote corporate citizenship and environmental and social responsibility

•      President and CEO — responsible for the long-term success of Fortis and our sustainability strategy

•      Executive Vice President, Sustainability and CHRO — responsible for enterprise-wide sustainability and stewardship

•      Utilities — responsible for establishing sustainability objectives within the broader Fortis strategy and implementing operational aspects of sustainability

•      Sustainability working group — responsible for implementing our sustainability strategy and directing our reporting practices

•      Fortis cross-functional groups — deal with operational and core subject matters and identifies opportunities for collaboration across the group of companies

Strong community partnerships

ITC’s environmental stewardship

ITC holds 14 Wildlife at Work environmental site certifications from the Wildlife Habitat Council for the restoration, creation, protection and enhancement of habitat and individual species management at their sites across Michigan and Iowa. Supporting native vegetation growth creates habitat opportunities for local species, thereby increasing biodiversity.

In addition, ITC’s award-winning headquarters property in Novi, Michigan encompasses 92 acres featuring a naturalized transmission high-voltage corridor, diverse woodlands, open green space, wetlands and a large pond. ITC maintains the grounds under sustainable environmental principles with employees and the local community through educational outreach programs.

FortisTCI National Science Fair

The FortisTCI Turks and Caicos Islands’ National Science Fair attracts the country’s brightest young minds to showcase their work in the sciences. 2020 will mark 10 years with FortisTCI as the primary sponsor, working with the Ministry of Education to make this event possible. The annual event, held during Education Week in the Turks and Caicos Islands, allows primary and high school students to showcase a wide range of scientific research and projects and to compete for top prizes.

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a director candidate’s nomination, the chair of the governance and nominating committee and the Chair of the board meet with the candidate to discuss the specific responsibilities of serving on our board, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct. We expect our directors to act honestly and ethically, and to always comply with our policies, act in our best interests and avoid any conflicts of interest.

Our code of conduct applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. The code was updated in 2019 and the new version went into effect on January 1, 2020. A copy is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and whistleblower policy. You can find our key policies and read more about corporate governance at Fortis on our website.

More accessible code of conduct

Our code of conduct serves as a comprehensive guide to ethical and professional behaviour at Fortis. In 2019 we updated our code of conduct, adopting a plain language approach and making it clearer, more engaging and user friendly. The new code sets out four basic principles to be followed by Fortis employees and leaders and includes additional guidance on various topics.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders. Our overall meeting attendance in 2019 was 98%.

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best effort to attend them. Directors can participate in meetings by teleconference if they cannot attend in person.

Share ownership

We require our directors to be Fortis shareholders so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Most of our newer directors — Mr. Bonavia, Mr. Borgard, Ms. Dilley and Ms. Dobson — are building their equity ownership as shown below.

The table below shows each director’s equity ownership as at March 20, 2020 and their holdings for the previous year. It does not include Mr. Perry because he is required to meet our share ownership requirements for executives (see page 56).

	Equity ownership March 20, 2020 (1)		Equity ownership March 15, 2019		Net change			Multiple of	Year to meet
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs	Market value March 20, 2020(2)	2019 annual retainer	share ownership requirement
Tracey C. Ball	4,950	19,735	4,950	16,716	—	3,019	$1,145,879	5.3x	—
Pierre J. Blouin	2,380	16,345	2,380	13,442	—	2,903	$869,215	4.0x	—
Paul J. Bonavia	—	4,680	—	2,163	—	2,517	$217,246	0.9x	2023
Lawrence T. Borgard	5,258	7,591	2,800	4,975	2,458	2,616	$596,451	2.4x	2022
Maura J. Clark	2,000	13,781	—	10,956	2,000	2,825	$732,554	3.0x	—
Margarita K. Dilley	—	11,379	—	8,635	—	2,744	$528,213	2.1x	2021
Julie A. Dobson	2,200	4,680	2,200	2,163	—	2,517	$319,370	1.3x	2023
Douglas J. Haughey	10,000	36,916	10,000	30,933	—	5,983	$2,177,847	5.4x	—
Joseph L. Welch	1,712,392	7,591	1,712,392	4,975	—	2,616	$79,841,611	323.1x	—
Jo Mark Zurel	10,000	10,536	10,000	7,830	—	2,706	$953,281	4.4x	—

(1)          Ms. Goodreau is not included in the table because she passed away in December 2019. Her vested DSUs will be redeemed and paid to her estate on or before December 15, 2020.

(2)          Based on $46.42, the closing price of our common shares on the TSX on March 20, 2020.

Serving on other boards

As board and committee service requires significant time and attention in order for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and nominating committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board’s approval.

Board interlocks

The board avoids having more than two board interlocks at any given time, subject to exceptions that may be granted in certain circumstances by the Chair of the board, in consultation with the governance and nominating committee, the President and Chief Executive Officer and the Chief Legal Officer. New director candidates will not be invited to join our board if the appointment would result in more than two board interlocks (or an increase in the number of directors involved in an existing interlock).

None of our directors serve together on another public company board. Some of our directors serve together on the board of a Fortis operating subsidiary (see page 32 for details about our governance structure).

You can read about the other directorships and committee memberships of our director nominees in the profiles beginning on page 16.

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and nominating committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

This year’s 10 nominated directors represent three age groups, varying tenure on the board, Canadian and U.S. residency and gender diversity.

Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. We use the matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis’ size and geographic footprint. The matrix below gives a snapshot of the skills and experience of the board based on an annual self-assessment by each director. The governance and nominating committee reviews the skills and experience selected by each director and is satisfied that the directors possess skills in these areas. Each director’s skills and experience are also included in their director profiles beginning on page 16.

In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business practice and conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

Board diversity

We believe that a diverse board is a strong board. Our board and executive diversity policy sets out our principles and objectives for diversity on our board and among our leadership, and supports our recently adopted inclusion and diversity commitment.

Our board and executive diversity policy also formalizes our commitment to having a board where the male and female genders each represent at least one-third of the board’s independent directors. Increasing gender diversity on our board has been a priority over the past five years and we are proud of the progress we have made in this area.

The governance and nominating committee reviews board diversity on a regular basis, and considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

We believe this year’s nominated directors reflect a diverse group of talented individuals. Four of the 10 nominees are female.

Director development

The governance and nominating committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 15 and skills matrix on page 41).

Orientation

New directors attend an orientation session with senior management to review our operations, strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities. All members of the board are invited to attend.

Directors have access to the director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Continuing education

All directors are expected to maintain a current understanding of Fortis’ business, the regulated utility sector, strategic initiatives and energy trends. To assist directors in their understanding, the governance and nominating committee oversees our continuing education program. Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information. Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

The governance and nominating committee works with management and the Chair of the board to discuss continuing education topics. In 2019 directors received several presentations and updates on a broad range of topics.

The table below gives highlights of our 2019 continuing education program:

Topic	Date	Attendees
Wildfire liability and insurance (external)	February 14, 2019	All directors
Subsidiary governance panel	May 1, 2019	All directors
Shareholder activism in the marketplace (external)	May 1, 2019	All directors
Emerging utility trends and business models (external)	July 31, 2019	All directors
Regulated rate of return for Canadian and U.S. utilities (external)	July 31, 2019	All directors
Tour of UNS Energy’s Irvington operations facility	September 24, 2019	All directors except Ms. Goodreau
Arizona regulatory review	September 24, 2019	All directors
Board oversight of corporate culture (external)	November 20, 2019	All directors except Ms. Goodreau

Assessment and renewal

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process helps the governance and nominating committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruiting potential director candidates.

The governance and nominating committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process.

The annual assessment has four components:

Each director completes a comprehensive survey and rates the effectiveness of:

•        the board and each committee of which they are a member

•        the Chair of the board

•        the board and committee processes

•        the board’s relationship with management

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board (see the skills matrix on page 41), which is reviewed by the governance and nominating committee.

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and nominating committee prepares a summary of the results and presents it to the governance and nominating committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and nominating committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and nominating committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair then meets with the Chair of the board to provide feedback.

Renewal

The governance and nominating committee oversees board succession planning, including committee composition, Chair and committee chair succession and it also oversees the director recruitment and nomination process to fill vacancies and plan for projected retirements as directors near the retirement age or term limit. The committee regularly reviews succession planning and maintains information about our directors and potential director candidates. Information about our current directors includes our skills matrix, diversity criteria, independence assessments, tenure, other board commitments, equity ownership and other relevant information. The committee periodically engages an external consultant to support long-term board succession planning.

The committee conducts the director candidate search, often with the assistance of an external consultant or search firm. The committee considers suggestions from the board and our stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of four of this year’s nominees.

Potential director candidates are reviewed by the governance and nominating committee. The committee considers candidates based on:

•      their skills and experience, assessed against our skills matrix

•      independence

•      our diversity criteria, including age, gender and residency.

The Chair and the chair of the governance and nominating committee meet and interview suitable director candidates. Potential nominees meet the CEO and board before the board approves their nomination as directors.

The board has a guideline for rotation of the committee chairs every four years as a good governance practice. The board rotated the chairs for the governance and nominating committee and the human resources committee following the 2018 annual meeting. A new governance and nominating committee chair was appointed in January 2020 following Ms. Goodreau’s passing in December 2019 (see page 30).

Tenure and term limits

We limit the term directors can serve on our board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. Exceptions may be made by the board if it is in the best interests of the company and the director has received solid annual performance evaluations, has the necessary skills and experience and meets the other board policies and legal requirements for board service.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:

•        an annual board cash retainer

•        an annual board equity retainer (granted as DSUs)

•        an annual committee cash retainer for each committee the director serves on.

Benchmarking

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The committee engaged Willis Towers Watson in 2018 to assess the structure and level of director compensation at Fortis to that of the comparator group of publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives (see page 59).

Willis Towers Watson concluded that our director compensation was below the median of the comparator group and recommended changes to the structure of director compensation to align with North American practice. Effective February 15, 2019, the board approved an increase in the director retainers to place them at median practice and changed the fee structure to an “all-in” design that eliminates meeting fees for board and committee service and includes a new retainer for committee members. At the same time, the board adopted a change to the allocation between cash and equity compensation for the Chair of the board to be consistent with the related mix for directors.

The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive committee member retainers. Mr. Perry does not receive director compensation from Fortis because he is compensated in his role as President and Chief Executive Officer.

The table below shows the approved 2020 director fee schedule compared to the two previous years. Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs.

Director fee schedule

	2020	2019 (1)	2018
Board Chair cash retainer	$160,000	$160,000	$220,000
Board Chair equity retainer (received as DSUs)	$245,000	$245,000	$185,000
Director cash retainer	$95,000	$95,000	$75,000
Director equity retainer (received as DSUs)	$125,000	$125,000	$120,000
Committee member retainers
Audit committee member	$10,000	$10,000	—
Governance and nominating committee member	$7,500	$7,500	—
Human resources committee member	$7,500	$7,500	—
Committee chair retainers
Audit committee chair	$20,000	$20,000	$20,000
Governance and nominating committee chair	$15,000	$15,000	$15,000
Human resources committee chair	$15,000	$15,000	$15,000
Board and committee meeting fee (cash)	—	—	$1,500

(1)         The 2019 director fees went into effect on February 15, 2019.

Directors do not participate in our stock option plan, incentive plans or pension plans.

About DSUs

Directors receive part of their compensation in DSUs rather than cash.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. Effective April 1, 2018, we grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in US dollars.

Directors must own Fortis shares

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 39).

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2019 none of the directors elected to receive optional DSUs in lieu of their annual cash board retainer. The table shows the directors’ 2019 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

	2019 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity retainer	Optional DSUs
Tracey C. Ball	$360,337	35%	100%	0%
Pierre J. Blouin	$260,890	48%	100%	0%
Paul J. Bonavia	$276,164	45%	100%	0%
Lawrence T. Borgard	$283,287	44%	100%	0%
Maura J. Clark	$295,196	42%	100%	0%
Margarita K. Dilley	$403,724	31%	100%	0%
Julie A. Dobson	$279,066	45%	100%	0%
Ida J. Goodreau	$401,842	31%	100%	0%
Douglas J. Haughey	$465,318	51%	100%	0%
Joseph L. Welch	$485,495	26%	100%	0%
Jo Mark Zurel	$261,215	48%	100%	0%
Total	$3,772,534

On January 1, 2020, we granted 1,135 DSUs to the Chair of the board and 579 DSUs to each Canadian resident non-management director at a price of $53.97, the volume weighted average trading price of our common shares on the TSX for the previous five days. We granted 583 DSUs to each U.S. resident non-management director at a price of US$41.25, the volume weighted average trading price of our common shares on the NYSE for the previous five days. The grants represented the directors’ equity retainers for the first quarter of 2020.

Communicating with the board

The board believes in the importance of open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation (say on pay) every year as a way to engage regularly with shareholders on this important matter.

In accordance with our shareholder engagement policy, representatives of the board periodically hold formal meetings with shareholder representatives. We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board plans to continue to host board-shareholder meetings every two years, with a meeting planned for 2020.

Shareholders, employees and others can communicate directly with the board by contacting the Chair of the board:

Chair of the board	Tel:	709.737.2800
Fortis Inc.	Fax:	709.737.5307
Fortis Place, Suite 1100	Email:	dhaughey@fortisinc.com
5 Springdale Street
PO Box 8837
St. John’s, NL A1B 3T2
Canada

The Chair of the board will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

Shareholder engagement policy

Our shareholder engagement policy describes our commitment to transparency and facilitates communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

The board updated the shareholder engagement policy effective January 1, 2020.

3 Executive compensation

Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

We begin this section with a message from the chair of the human resources committee about the key activities in 2019 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

49  Message from the chair of the human resources committee

52  Compensation discussion and analysis

52  Compensation strategy

52  Compensation governance

58  Compensation design and decision-making

62  2019 Executive compensation

82  Share performance and cost of management

85  2019 Compensation details

Message from the Chair of the Human Resources Committee

Dear shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy — that executive pay is fair, linked to performance and aligns with shareholder interests.

In 2019 Fortis delivered a one-year TSR of 22.7%. Annualized shareholder returns for the last five, 10 and 20 years, on average, were 10.8%, 10.6% and 14.3%, outperforming the relevant market indices in Canada.

Fortis executed well on its priorities in 2019, achieving strong financial results and strategically positioning itself to deliver long-term growth to shareholders. Management delivered a new five-year capital investment plan that supports continuing growth in earnings and average annual dividend growth of approximately 6% through 2024. Management also successfully completed the disposition of Fortis’ 51% interest in the Waneta Expansion hydroelectric generating facility (Waneta Expansion) and advanced the five-year equity funding strategy, thereby strengthening the balance sheet and improving credit metrics.

Pay for performance

Corporate performance, which accounts for the majority of an executive’s annual incentive, was assessed at a factor of 151.4% for 2019. This reflects earnings per share that exceeded the target set for the year, cash flow results modestly above target and strong sustainability performance.

Complete details about the 2019 executive compensation decisions begin on page 62.

Corporate performance is combined with a lesser weighted individual performance to arrive at an overall performance factor. Based on the committee’s recommendation, the board exercised its discretion and made a one-time adjustment to the annual incentive for the President and CEO and the Executive Vice President, CFO to recognize the successful disposition of the Waneta Expansion. The facility went in service in 2015 with Fortis’ share of the cost approximating $450 million. The sale of Fortis’ interest in the facility in 2019 was completed earlier than anticipated and resulted in a one-time gain of $484 million.

PSUs granted in 2017 vested on January 1, 2020 based on relative TSR and cumulative EPS compared to target EPS over a three-year period. Fortis three-year TSR of 46.5% represented the 47th percentile of the performance peer group. The 2017 grant was the first equity-compensation award following the $16 billion acquisition of ITC in the fall of 2016. The effective integration of ITC, combined with the success of our organic growth strategy over the three-year period and the successful disposition of the Waneta Expansion in 2019, resulted in maximum achievement on cumulative EPS. As a result of combined TSR and EPS performance, PSUs vested at 147.6% of target.

A look at CEO pay

The committee and board review CEO pay each year to ensure it aligns with shareholder interests, the competitive market and Mr. Perry’s contributions to the company. Approximately 86% of Mr. Perry’s compensation is considered at risk, the majority of which is equity-based and tied to the performance of Fortis common shares.

The graph to the right shows strong alignment of total CEO pay over the past five years compared to our TSR. It also highlights the superior performance of Fortis shares as compared to the return of S&P/TSX composite index and the S&P/TSX capped utilities Index.

Compensation governance

The committee conducted a comprehensive review of the executive compensation program in 2018 to ensure that it aligns with the company’s organic growth strategy and to compare our compensation policies and practices to market practice. Adjustments were made for 2019 based on the review, as disclosed in last year’s circular. Restricted share units (RSUs) were introduced to the long-term incentive program for named executives to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives. The long-term incentive mix continues to be heavily weighted on performance, with 75% of the value awarded through performance share units (PSUs) and stock options for Canadian executives, and PSUs for U.S executives. The remaining 25% is awarded in RSUs to recognize ongoing executive service. In addition, a new cash flow metric was added to the annual incentive plan to reinforce Fortis’ commitment to maintaining investment grade credit ratings.

Beginning with 2020 RSU grants, vested units can be settled in either cash or Fortis common shares. If an executive is working towards meeting the share ownership requirement, they must receive 50% of their vested RSUs in shares.

These policy changes enhance the executive compensation program and support best practices. You can read about the changes in more detail beginning on page 54).

Sound policy and structure

Executive compensation at Fortis is designed to reward superior performance over varying time horizons: current year, long-term and full career.

The design of our incentive program motivates the executive team to deliver strong absolute and relative performance, including financial and sustainability metrics as well individual performance goals. Payouts are capped to minimize risk and discourage excessive risk-taking.

Shareholder feedback

Shareholders again have the opportunity to have their say on executive pay at the 2020 annual and special meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important issue and we continue to be encouraged by the favourable results. Last year 96.81% of votes cast were in favour of our approach to executive compensation.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 52 before you vote your shares. We look forward to hosting you online for our shareholder meeting and receiving your feedback.

Sincerely,

Jo Mark Zurel

Chair, Human Resources Committee

Our 2019 named executives

Barry V. Perry | President and Chief Executive Officer (President & CEO)
As President & CEO, Mr. Perry is responsible for the long-term success of Fortis and our sustainability strategy. Mr. Perry’s career with the Fortis Group spans 20 years. Mr. Perry was appointed President on June 30, 2014 and Chief Executive Officer, effective January 1, 2015. He was previously Vice President, Finance and Chief Financial Officer, and joined the Fortis Group in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the boards of FortisBC Energy, FortisBC, UNS Energy and ITC. Mr. Perry is Chair of the Edison Electric Institute’s (EEI) International Programs Trans-Atlantic Regional Advisory Committee and Co-Chair of EEI’s CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada’s Top 40 Under 40.

Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)
Ms. Perry was appointed EVP, CFO on June 1, 2018 and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and lastly as President and Chief Executive Officer. She was Director of Finance at Fortis in the early 2000s, and previously served in other finance roles in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant designation in the early 1990s. Ms. Perry serves on the boards of FortisBC, CH Energy Group and Central Hudson. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador, serving as a board member and a volunteer for organizations such as the Healthcare Foundation and C-CORE.

David G. Hutchens | Chief Operating Officer (effective January 1, 2020)
Executive Vice President, Western Utility Operations (as at December 31, 2019)
(EVP, Western Utility Operations)
Mr. Hutchens was appointed an officer of Fortis in January 2018. As EVP, Western Utility Operations he continued to serve as President and Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services, while also overseeing our FortisBC and FortisAlberta operations. In November 2019 Mr. Hutchens was appointed to the newly created role of Chief Operating Officer effective January 1, 2020, broadening his responsibilities to include operational oversight of our 10 utilities while remaining Chief Executive Officer of UNS Energy. Mr. Hutchens’ career in the energy sector spans more than 20 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of UNS Energy, FortisBC and FortisAlberta. Mr. Hutchens serves on the board of directors of the Edison Electric Institute and the Western Energy Institute and a number of other charitable and civic organizations.

James P. Laurito | Executive Vice President, Business Development and Chief Technology Officer
(EVP, Business Development and CTO)
Mr. Laurito was appointed an officer of Fortis in April 2016 and continues to serve as President and Chief Executive Officer of CH Energy Group. As of May 2019, Mr. Laurito is responsible for technological development, innovation and cybersecurity in addition to overseeing business development. Mr. Laurito previously served as President and Chief Executive Officer of Central Hudson, Fortis’ first U.S. utility. He joined Central Hudson in January 2010 as President. Mr. Laurito previously served as President and Chief Executive Officer of New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the boards of Central Hudson, CH Energy Group, ITC and Belize Electricity Limited. He also serves on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. Mr. Laurito is past Chair of the Northeast Gas Association.

Nora M. Duke | Executive Vice President, Sustainability and Chief Human Resource Officer
(EVP, Sustainability and CHRO)
Ms. Duke is responsible for sustainability and stewardship and our human resources policies, programs and practices. Ms. Duke’s career with the Fortis Group spans 32 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and an MBA from Memorial University of Newfoundland. Ms. Duke serves on the board of UNS Energy and FortisAlberta. She is a member of the Edison Electric Institute’s ESG/Sustainability Steering Committee and serves on the boards of Slate Office REIT and Memorial University’s Genesis Group. Ms. Duke is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University’s Genesis Centre Selection Board and past Vice Chair of the Hotel Association of Canada.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Our compensation strategy is designed to support our vision: to be a leader in the North American utility industry.

We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Skills and experience	Jo Mark Zurel (Chair)	Pierre J. Blouin	Paul J. Bonavia	Lawrence T. Borgard	Margarita K. Dilley	Douglas J. Haughey
Utility/Energy		✓	✓	✓	✓	✓	Average board tenure of committee members: 4.8 years
Executive compensation	✓	✓	✓	✓		✓
Governance and risk management	✓	✓	✓		✓	✓
Senior executive experience	✓	✓	✓	✓	✓	✓

Independent advice

The committee receives third party advice and special expertise from three advisors to help it carry out its duties:

Willis Towers Watson	Korn Ferry	Mercer

•        provided ongoing advice on executive and board of director compensation matters, including strategic design decisions and benchmarking research and analysis

•        reviewed the peer group for executive compensation benchmarking

•        benchmarked the competitiveness of target compensation for the CEO and senior executive roles

•        completed an assessment of executive compensation risk

•        has served as an advisor to Fortis since 2014 and was appointed independent advisor to the human resources committee in 2019

•        provided Fortis and its subsidiaries with job evaluation services and market compensation data from its national database

•        conducted benchmarking research and analysis on behalf of Fortis’ Canadian subsidiaries in 2019

•        has served as an advisor to Fortis since 1987

• retained to provide pension consulting and actuarial advice • has served as an advisor to Fortis since 1987

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees
	2019	2018	2019	2018
Willis Towers Watson Executive and director compensation, including the executive compensation review and strategic compensation research and analysis	$224,439	$160,653	$78,370	$56,593
Korn Ferry Job evaluation, compensation data and executive development consulting services	$31,180	$63,031	$53,872	—
Mercer Pension consulting	$72,832	$177,618	—	—

In 2018 the human resources committee engaged Willis Towers Watson to conduct a comprehensive review of our executive compensation program as discussed on page 54. Willis Towers Watson also performed an assessment of executive compensation risk at that time.

The committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management’s approval to use external consultants, and the committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2019 our subsidiaries engaged all three advisors and paid a total of $1,069,468 to Willis Towers Watson, $799,389 to Mercer and $424,578 to Korn Ferry for pension, actuarial and non-executive compensation consulting services.

For Willis Towers Watson, non-executive compensation matters at Fortis and the subsidiaries are supported by consulting teams separate and distinct from the consultants advising the committee on executive compensation. The committee considered and confirmed the independence of the advisory team prior to appointing Willis Towers Watson as its independent advisor in 2019.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The committee uses a six-point plan to manage compensation risk on behalf of the board:

1.              Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•        updating benchmarking of our pay levels

•        determining incentive compensation for the prior year

•        setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual and PSU incentive plans in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis’ executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

•        a relative valuation of roles

•   an assessment of any newly established executive positions

•   the comparator group for relevance and appropriateness

•   the compensation mix

•   annual and long-term incentive plan designs and performance measurement

•   compensation risk

•   other policies and provisions.

The human resources committee retained Willis Towers Watson to conduct a comprehensive review in 2018 to ensure our compensation program aligns with our organic growth strategy and to compare our compensation policies and practices to market practice.

Based on the findings of the 2018 review, we made a few modifications to our executive compensation program for 2019, as disclosed in last year’s circular. We introduced RSUs to our long-term incentive program for the named executives to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives. Our long-term incentive mix for senior executives continues to be heavily weighted on performance, with 75% of the value awarded through PSUs (50%) and stock options (25%) for Canadian executives, and PSUs (75%) for U.S. executives. The remaining 25% is awarded in RSUs to recognize ongoing executive service.

We also added a cash flow metric to the annual incentive plan for 2019, reflecting our commitment to maintain our investment grade credit ratings.

Willis Towers Watson also completed an executive compensation risk assessment in 2018. Willis Towers Watson and the human resources committee concluded that appropriate measures are in place to mitigate executive compensation risk, and that our compensation program and practices do not promote excessive risk-taking that are likely to have a material adverse effect on Fortis.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs, RSUs and stock options. These vest over the long term to align more closely with shareholder interests and to mitigate risk.

New in 2020

Beginning with the 2020 RSU grant, executives will be able to settle vested RSUs in either cash or Fortis common shares, except where an executive is continuing to work towards our share ownership requirement. An executive who has not met the share ownership requirement must receive 50% of the vested RSUs in shares. This scenario would apply to newly appointed executives who are within the five-year grace period associated with our share ownership policy (see page 56).

We will provide complete details in our 2021 management information circular.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•        The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on earnings performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

•        Our PSU plan links pay directly to performance against pre-determined cumulative earnings per common share and TSR relative to our peers. A minimum level of performance must be met, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor’s (S&P)) at the end of the three-year performance period.

•        Restricted share units are tied to the price of our common shares, thereby aligning the interests of management and shareholders.

•        Stock options are awarded to the Canadian-resident named executives and other members of senior management to motivate and retain senior talent and to reward significant performance achievements. The size of the award is based on a target incentive award, established by executive level and based on competitive positioning with the market.

The committee may perform appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 63.

4. Share ownership guidelines

We require our executives to own equity in Fortis to ensure they have a vested interest in our future success and to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and any RSUs they hold. Share ownership guidelines increase by level of executive. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

Each of our named executives meet their share ownership requirement (see below).

We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

The table below shows the share ownership details for each named executive as at March 20, 2020. We use their annual base salary at December 31, 2019 and $46.42, the closing price of our common shares on the TSX on March 20, 2020, to determine compliance as of the date of this circular and the market value of their shareholdings. Each named executive receives RSU awards starting in 2019, as explained on page 54. Ms. Perry received RSU awards while she was President and Chief Executive Officer of Newfoundland Power and Mr. Hutchens receives RSUs in his role as Chief Executive Officer of UNS Energy.

	Share ownership guideline (as a multiple of base salary)	Shares owned (#/$)	RSUs owned (#/$)	Total shares and RSUs (#/$)	Meets requirement/ ownership (as a multiple of base salary)
Barry Perry President & CEO	5x	321,052/$14,903,234	57,592/$2,673,420	378,644/$17,576,654	yes (13.5x)
Jocelyn Perry EVP, CFO	3x	41,464/$1,924,759	16,300/$756,646	57,764/$2,681,405	yes (4.5x)
David Hutchens EVP, Western Utility Operations	3x	50,877/$2,361,710	47,258/$2,193,717	98,135/$4,555,427	yes (4.4x)
James Laurito EVP, Business Development and CTO	3x	48,145/$2,234,891	16,553/$768,390	64,698/$3,003,281	yes (3.5x)
Nora Duke EVP, Sustainability and CHRO	3x	109,273/$5,072,453	11,933/$553,930	121,206/$5,626,383	yes (9.0x)

As discussed on page 55, beginning with the 2020 RSU grant, executives who have not met their share ownership requirement must receive 50% of their vested RSUs in Fortis common shares when the units vest at the end of the three-year period. This restriction applies even if the executive is within the five-year grace period associated with the share ownership policy.

An executive who does not comply with the share ownership policy may not be eligible for grants of long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the chair of the human resources committee and discuss the possibility of an alternative plan that balances the goals of the policy and the executive’s circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2019.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities.

Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our Insider Trading Policy. No such exceptions were granted in 2019.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of Fortis paid or awarded to an executive officer and any profits realized from the sale of Fortis securities in the event of fraud, gross negligence or intentional misconduct by executives of Fortis or a subsidiary, or if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

The board, acting on the recommendation of the human resources committee, exercised its discretion in the determination of the 2019 annual incentive by excluding the one-time gain of $484 million associated with the sale of the Waneta Expansion from the corporate component of the annual incentive plan. Instead, the board adjusted the annual incentive for the named executives directly involved in the transaction. You can read more about the board’s use of discretion on page 64.

Compensation design and decision-making

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe it must be transparent and easy to administer.

Compensation structure

Compensation is structured in three categories to reward executive officers for performance over different time horizons: short term, long term and full career. This ensures executives are focused on short and long-term objectives.

Our compensation program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the compensation mix for the President and Chief Executive Officer.

Compensation element	Description	Objectives
Current-year performance
Annual base salary	Fixed level of compensation, competitive with the market	• Attract and retain highly qualified executives • Motivate strong business performance
Annual incentive (at risk) (new financial metric added in 2019 — see page 63)	Cash bonus based on corporate and individual performance against pre-determined targets	• Align executive and shareholder interests • Motivate strong business performance
Long-term performance
Stock options (at risk)	Equity-based incentive Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years	• Attract and retain highly qualified executives • Encourage strong long-term business performance
Restricted share units (RSUs) (at risk) (new for certain named executives in 2019 — see page 71)

Equity-based incentive associated with ongoing executive service

Vest at the end of three years, paid out in cash based on our share price

Earn additional units as dividend equivalents for dividends paid on our common shares during the period

• Align executive and shareholder interests by tying incentive compensation to the value of our common shares • Encourage sustained, long-term growth
Performance share units (PSUs) (at risk)	Equity-based incentive for strong future performance Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price

•                  Align executive and shareholder interests by tying incentive compensation to the value of our common shares

•                  Encourage sustained long-term business performance

•                  Balance compensation for short and long-term results

Long-term performance
Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period
Full-career performance
Employee share purchase plan (ESPP)

Employee plan that encourages share ownership

Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

• Align executive and shareholder interests by encouraging share ownership • Attract and retain highly qualified executives
Retirement benefits	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans (see pages 80, 81 and 89 for details)	• Attract and retain highly qualified executives

Compensation decision-making

Benchmarking to the median

We benchmark our compensation levels annually to monitor market trends and to make sure we pay competitively. We target executive compensation at the median of the market. Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the committee reviews the information and recommends any compensation adjustments to the board.

The comparator group used to set 2019 compensation was made up of 32 similarly sized companies: 16 Canadian industrial companies and 16 U.S. utility companies. Both groups are weighted equally. For purposes of compensation benchmarking, we treat the US dollar compensation values at par.

Canadian industrial companies (50% weighting)

ATCO Ltd./Canadian Utilities Ltd.

Barrick Gold Corporation

Canadian National Railway Co.

Canadian Natural Resources Inc.

Canadian Pacific Railway Ltd.

Cenovus Energy Inc.

Emera Inc.

Enbridge Inc.

Finning International Inc.

Goldcorp Inc.

Husky Energy Inc.

Hydro One Ltd.

Nutrien Ltd.

SNC-Lavalin Group Inc.

Teck Resources Ltd.

TransCanada Corp.

U.S. utility companies (50% weighting)

Ameren Corp.

CenterPoint Energy Inc.

CMS Energy Corp.

Consolidated Edison Inc.

DTE Energy Company

Edison International

Entergy Corporation

Eversource Energy

FirstEnergy Corp.

NiSource Inc.

PPL Corp.

Public Service Enterprise Group Inc.

SCANA Corp.

Sempra Energy

WEC Energy Group Inc.

Xcel Energy Inc.

The human resources committee reviewed the comparator group for purposes of setting 2020 compensation and modified it in response to mergers, acquisitions and changes in executive compensation philosophy across the group. Goldcorp Inc., Hydro One Limited and SCANA Corporation have been removed from the group and Evergy, Inc. has been added. The result is a comparator group of 30 companies for 2020: 14 Canadian industrial companies and 16 U.S. utility companies.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the Willis Towers Watson U.S. energy services executive compensation survey. Similar to our benchmarking for named executive compensation, we treat the US dollar compensation at par for benchmarking purposes.

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the right shows the 2019 compensation mix for each named executive.

Setting performance targets

After the board approves the business plan, corporate, subsidiary and individual performance objectives are set for the annual incentive.

The President & CEO proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. Acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. The President & CEO submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes performance targets for the PSU plan with reference to the business plan and our long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate, subsidiary and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. The committee then recommends the annual incentive awards to the board.

The committee makes recommendations to the board about any salary adjustments for the named executives, and approves the assessment of performance relative to pre-determined targets for vested PSU awards as well as the related payout. The committee also recommends grants of long-term incentive awards. Previous grants are not directly taken into account when determining the annual PSU, RSU and stock option awards.

Using discretion

As discussed on page 57, both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards. You can read about the use of discretion related to the 2019 annual incentive on page 64.

2019 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links to our overall corporate strategy and rewards for individual and corporate performance.

A significant portion of total direct compensation is at risk to align executive and shareholder interests. At-risk pay is highest for the President & CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, operating expertise, reputation, financial strength and the footprint of our utilities to develop growth opportunities. Our focus is on organic growth and we have identified six strategic initiatives to achieve the growth that our shareholders expect:

•        execute our utility capital investment plan

•        maintain investment grade credit ratings

•        maintain and invest in system resiliency, innovation and cybersecurity

•        advance sustainable business practices and deliver cleaner energy

•        enhance customer and regulatory relationships

•        pursue energy infrastructure and expansion of LNG and energy storage.

As noted earlier in the circular, Fortis continued to deliver value to its shareholders in 2019 through continued dividend growth and strong shareholder return in comparison to the industry. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 82.

The table below shows the breakdown of 2019 total direct compensation for the named executives. Note that the value of the PSUs, RSUs and stock options is not guaranteed. You can read more about the incentive plans beginning on page 63.

	Base salary		Annual incentive		Performance share units		Restricted share units		Stock options	Total	At-risk portion
Barry Perry President & CEO	$1,300,000		$2,614,000		$2,730,000		$1,365,000		$1,365,000	$9,374,000	86%
Jocelyn Perry EVP, CFO	$600,000		865,000		$660,000		$330,000		$330,000	$2,785,000	78%
David Hutchens EVP, Western Utility Operations	$1,028,348	(1)	$1,098,673	(1)	$1,805,879	(2)	$836,871	(2)	—	$4,769,771	78%
James Laurito EVP, Business Development and CTO	$862,485	(1)	$781,544	(1)	$1,196,910	(2)	$398,970	(2)	—	$3,239,909	73%
Nora Duke EVP, Sustainability and CHRO	$625,000		$585,000		$562,500		$281,250		$281,250	$2,335,000	73%

(1)    Mr. Hutchens and Mr. Laurito are U.S. residents and their salary and annual incentive have been converted from US dollars to Canadian dollars using the 2019 average exchange rate of US$1.00 = $1.3269.

(2)    The value of Mr. Hutchens’ RSUs and PSUs granted on January 1, 2019 by Fortis and UNS Energy and Mr. Laurito’s RSUs and PSUs granted on January 1, 2019 by CH Energy Group have been converted from US dollars to Canadian dollars using the January 1, 2019 exchange rate of US$1.00 = $1.364.

Salary

Salary adjustments usually go into effect on January 1. In determining salary changes from year to year, the committee considers market adjustments to appropriately position pay as compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive’s depth of skills and experience. The committee brings forward recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 85 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

	Annual incentive	Performance mix
	target (as % of salary)	Corporate	Subsidiary	Individual	Total
Barry Perry President & CEO	120%	80%	—	20%	100%
Jocelyn Perry EVP, CFO	80%	80%	—	20%	100%
David Hutchens (1) EVP, Western Utility Operations	80%	25%	55%	20%	100%
James Laurito EVP, Business Development and CTO	60%	80%	—	20%	100%
Nora Duke EVP, Sustainability and CHRO	60%	80%	—	20%	100%

(1)   Mr. Hutchens’ award is also based on the performance of certain subsidiaries in his role as EVP, Western Utility Operations (see page 69).

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•           generally no awards are granted if corporate performance is below threshold performance. We now use two financial metrics (EPS and cash flow) as well as sustainability metrics to assess corporate performance

•           if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met

•           the award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 55.

•           all circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual cash flow against target cash flow, as recommended by the human resources committee.

New in 2019

This year we added a new cash flow metric to the annual incentive plan to reinforce our commitment to maintaining our investment grade credit ratings (see page 67).

2019 Annual incentive performance summary

The 2019 corporate performance factor, which measures financial performance using EPS and cash flow and sustainability performance for safety and reliability, was assessed at 151.4% as follows:

2019 Corporate performance	Result	Weighting	Performance factor
Financial performance
EPS	170.0%	60%	102.0%
Cash flow (new in 2019)	110.0%	20%	22.0%
Sustainability performance	136.9%	20%	27.4%
Total		100%	151.4%

Details about our EPS, cash flow and sustainability performance follow on pages 66 to 68.

Subsidiary performance, which applies to Mr. Hutchens, was assessed at 110.4% (see page 69).

Individual performance was assessed at 160% for Mr. Perry, 165% for Ms. Perry, 175% for Mr. Hutchens and Ms. Duke and 150% for Mr. Laurito.

The table below shows the calculation of the 2019 annual incentive. Amounts reflect adjustments due to rounding.

Barry Perry	$1,300,000	120.0%	121.1%	—	32.0%	$2,389,000	153.1%	25.5%
Jocelyn Perry	$600,000	80.0%	121.1%	—	33.0%	$740,000	154.2%	26.6%
David Hutchens (4)	$1,028,348	80.0%	37.9%	60.7%	35.0%	$1,098,673	133.5%	23.0%
James Laurito (4)	$862,485	60.0%	121.1%	—	30.0%	$781,544	151.0%	24.1%
Nora Duke	$625,000	60.0%	121.1%	—	35.0%	$585,000	156.0%	25.1%

(1)   Reflects an 80% weighting for Mr. Perry, Ms. Perry, Ms. Duke and Mr. Laurito and a 25% weighting for Mr. Hutchens.

(2)   Reflects a 55% weighting for Mr. Hutchens.

(3)   Reflects a 20% weighting for all named executives.

(4)   Mr. Hutchens’ and Mr. Laurito’s annual incentive awards are paid in US dollars and have been converted to Canadian dollars using the 2019 annual average exchange rate of US$1.00 = $1.3269.

After calculating the annual incentive amounts shown above, the board, acting on the recommendation of the human resources committee, exercised its discretion and increased the 2019 awards for certain named executives in recognition of the successful disposition of the Waneta Expansion. The sale, which was completed earlier than anticipated and resulted in a one-time gain of $484 million or $1.12 per common share, was excluded from the corporate component of the annual incentive plan. Instead, the board recognized the success of the disposition by exercising discretion and adjusting the annual incentive for the named executives directly involved in the transaction.

	Base annual incentive	Discretionary annual incentive award	2019 annual incentive	As a % of target	As a % of 2019 total direct compensation
Barry Perry	$2,389,000	$225,000	$2,614,000	167.6%	27.9%
Jocelyn Perry	$740,000	$125,000	$865,000	180.2%	31.1%

2019 Annual incentive performance assessment

Financial performance was strong in 2019 with net earnings attributable to common equity shareholders of $1,655 million, or $3.79 per common share, compared to $1,100 million, or $2.59 per common share, for 2018.

The increase in annual earnings reflects a one-time after-tax gain on the sale of the Waneta Expansion of $484 million, or $1.12 per common share, and a one-time after-tax favourable adjustment of $83 million, or $0.19 per common share, associated with prior period impacts of FERC’s 2019 regulatory decision regarding ITC’s base return on equity (ROE). The remaining change reflects rate base growth across the regulated utilities and favourable foreign exchange. Growth was tempered by the timing of tax adjustments, the impact of weather with cooler temperatures in Arizona and lower rainfall in Belize, the 2019 impact of ITC’s reduced base ROE and, for earnings per common share, a higher weighted average number of common shares outstanding, associated with the advancement of the five-year funding strategy.

Cash from operating activities was $2,663 million for 2019, an improvement from $2,604 million in 2018, due to higher cash earnings from the regulated utilities driven by rate base growth. The increase was partially offset by unfavourable changes due to the normal operation of long-term regulatory deferrals, unfavourable changes in working capital and lower cash earnings from the energy infrastructure portion of the business.

Fortis is committed to sustainability and we pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve. In 2019 we delivered strong operational results in safety and reliability, outperforming on each of our safety and reliability performance metrics in comparison to industry averages. See page 68 to read about our 2019 sustainability performance compared to the target set in our annual incentive plan.

2019 Annual incentive scorecard

1. Corporate performance

Measures results against performance on the following key metrics:

•      EPS (60% weighting)

•      Cash flow (20% weighting) (new in 2019)

•      Sustainability performance for safety and reliability (20% weighting)

EPS: 60% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2019, these were set with reference to our annual business plan as approved by the board, prior year results, and the impact on ITC of FERC’s 2018 decision with respect to the independence incentive adder.

Determining the payout

The table below sets out our 2019 targets for EPS. The award is capped at 200% of target (see page 63 for details).

Minimum (50%)	Adjusted target (100%)	Stretch (150%)	Maximum (200%)
$2.38	$2.48 - $2.51	$2.58	$2.63

The graph to the right shows our 2019 adjusted EPS for annual incentive purposes of $2.60 against the adjusted target, resulting in a payout of 170%.

2019 EPS results

Target EPS(1)	Reported EPS	Adjusted target EPS	Adjusted EPS for annual incentive (2)	Annual incentive result (% of target)
$2.46 - $2.51	$3.79	$2.48 - $2.51	$2.60	170%

(1)    Target EPS was set as a range, with $2.46 based on the annual business plan and $2.51 reflecting adjusted annual earnings from 2018.

(2)    Non-US GAAP measure (see page 93).

Things to note

For the purposes of calculating the EPS component of corporate performance, reported EPS of $3.79 was adjusted as follows:

•                  exclude the one-time $484 million gain associated with the sale of the Waneta Expansion

•                  exclude $63 million of earnings associated with FERC’s 2019 decision related to the new base ROE methodology for transmission owners in the MISO region. The adjustment reverses the favorable impact of $83 million associated with the application of the decision and the reversal of accruals recorded in previous years, partially offset by the impact of the lower ROE for ITC in 2019 of $20 million

•                  exclude $15 million of unrealized losses on the mark-to-market of derivatives associated with the Aitken Creek natural gas storage facility

•                  exclude $12 million of unplanned costs related to the finalization of U.S. tax reform regulations.

The above adjustments amount to a decrease in earnings per share of $1.19 from reported EPS of $3.79. This results in an EPS of $2.60 for the purposes of evaluating performance under the annual incentive.

These adjustments were made to ensure our executives were paid for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets.

The business plan target EPS of $2.46 was adjusted to $2.48 to reflect:

•                  the 2019 average exchange rate between the U.S. dollar and Canadian dollar of US$1.00 = $1.3269, compared to the projected rate of US$1.00 = $1.28 used in the annual business plan

•      the increase in the weighted average number of shares outstanding, net of corporate interest savings, associated with the advancement of equity issuances in 2019.

Cash flow: 20% weighting (new in 2019)

Cash flow is defined as operating cash flow before changes in working capital. Target and related payout levels were determined with reference to our annual business plan as approved by the board and the impact on ITC of FERC’s 2018 decision with respect to the independence incentive adder.

Determining the payout

The table below sets out our 2019 cash flow targets. The award is capped at 200% of target (see page 63 for details).

($millions)

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$2,627	$2,708	$2,789	$2,843

The graph to the right shows our 2019 cash flow for annual incentive purposes of $2,724 against the target, resulting in a payout of 110%.

2019 Cash flow results

($millions)

Target cash flow	Reported cash flow (1)	Adjusted cash flow for annual incentive (2)	Annual incentive result (% of target)
$2,708	$2,831	$2,724	110%

(1)   Operating cash flow before changes in working capital.

(2)   Non-US GAAP measure (see page 93).

Things to note

Adding the new cash flow metric reinforces our commitment to maintaining our investment grade credit ratings.

For the purposes of calculating the cash flow component of corporate performance, reported operating cash flow before changes in working capital of $2,831 million was adjusted as follows:

•   exclude the $107 million favourable impact associated with the reversal of accruals at ITC upon the application of FERC’s 2019 decision related to the new base ROE methodology.

Sustainability performance in safety and reliability: 20% weighting

Safety performance is weighted at 10%, electrical system performance at 6% and gas system performance at 4%.

Targets reflect utility industry standard measures and are set by applying a 3% improvement factor to our performance over the previous three years:

•        Safety: All Injury Frequency Rate

•        Electrical system reliability:

•        System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4% weighting)

•        Forced, Sustained Line Outages (FSLO) for ITC (2% weighting)

•      Gas system performance: Gas Leaks per Customer.

Determining the payout

Safety, SAIDI and Gas system performance

Actual performance vs target	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

FSLO

Actual performance vs target	Payout
Over 120%	0%
Between 120% and 80%	Interpolated payout between 50% and 200%
Below 80%	200%

The graphs below show our sustainability results against the targets for the year:

2019 Sustainability performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
Safety performance
All Injury Frequency Rate	1.46	1.47	10%	91.3%
Electrical system reliability
SAIDI	2.04	1.84	4%	200.0%
FSLO (ITC)	85	83	2%	112.5%
Gas system performance
Gas Leaks per Customer	2.32	1.94	4%	200.0%
Total sustainability result			20%	136.9%

Things to note

Safety and reliability metrics reflect our focus and commitment to superior sustainability performance.

2. Subsidiary performance

55% of Mr. Hutchens’ performance is assessed on the performance of subsidiaries under his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple metrics calculated and weighted based on the earnings contribution of each subsidiary, with the results assessed by the subsidiary boards as follows (amounts reflect adjustments due to rounding).

2019 results

Subsidiary	Weighting	Result
UNS Energy	72.7%	103.8%
FortisBC	18.2%	135.7%
FortisAlberta	9.1%	112.3%
Total	100.0%	110.4%

2019 subsidiary performance factor: 110.4%

3. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2019 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

Barry Perry, President & CEO

2019 individual performance factor: 160%

As President & CEO, Mr. Perry is responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He is accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe and reliable manner, and the development and assessment of our executive leaders.

We continued to deliver value to our shareholders through strong financial performance and shareholder returns in 2019. Growth was supported by the release of a new five-year capital plan with an effective funding strategy, allowing continued dividend growth. Mr. Perry’s leadership resulted in the well-timed sale of the Waneta Expansion and the 2019 equity issuances, both of which strengthened our balance sheet and credit ratings. Other key accomplishments in 2019 included achieving critical milestones with respect to key projects, continued progression of future investment opportunities, and significant progress in the development and communication of our sustainability and clean energy strategy. Mr. Perry was also successful in the advancement of inclusion and diversity initiatives, succession planning and executive leadership development.

Jocelyn Perry, EVP, CFO

2019 individual performance factor: 165%

As EVP, CFO, Ms. Perry has responsibility for Fortis’ financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

In 2019, Ms. Perry led the disposition of the Waneta Expansion, creating significant value for shareholders through an after-tax gain of $484 million or $1.12 per share. She delivered the 2020 business plan with a new five-year capital plan of $18.3 billion, up $1.0 billion from the prior year. The 2020 business plan included an associated funding strategy to strengthen the balance sheet, improve credit ratings and extend dividend growth. Ms. Perry took advantage of favourable market conditions late in 2019 and advanced the five-year funding strategy through an equity issuance of $1.2 billion. She also continued to successfully navigate through U.S. tax reform and the impact of regulatory decisions.

David Hutchens, EVP, Western Utility Operations

2019 individual performance factor: 175%

As EVP, Western Utility Operations, Mr. Hutchens is responsible for strategic leadership and operational oversight of our Western utility operations including UNS Energy, where he continues to serve as CEO, FortisBC and FortisAlberta.

Mr. Hutchens led strategic and capital planning initiatives for the Western Utilities in 2019, achieving significant growth in the five-year capital plan. He was instrumental in the development of our clean energy strategy and the continued progression in environmental and other sustainability matters. He continued to advance significant projects and investment opportunities in the Western Utilities, notably in Arizona and British Columbia. He also provided executive leadership and oversight to various regulatory matters and applications during the year.

James Laurito, EVP, Business Development and CTO

2019 individual performance factor: 150%

As EVP, Business Development and CTO, Mr. Laurito is responsible for the identification and development of future growth opportunities as well as strategic leadership for information technology and cybersecurity.

Mr. Laurito led the assessment of business development opportunities and internal growth and innovation initiatives in 2019, including the launch of the Fortis Innovation Network of Innovation Ambassadors to support technology and growth priorities. He assisted in the achievement of significant milestones associated with the Wataynikaneyap Power Project. He is also a board council member of Energy Impact Partners and continued to develop innovative practices and programs throughout the enterprise. During 2019, Mr. Laurito effectively led matters related to technology and cybersecurity, including the implementation of a cybersecurity risk management program and oversight of information technology investments, priorities and best practices.

Nora Duke, EVP, Sustainability and CHRO

2019 individual performance factor: 175%

As EVP, Sustainability & CHRO, Ms. Duke is responsible for enterprise-wide sustainability, talent development and related human resource priorities as well as the Fortis’ internal and external communications strategy.

In 2019, Ms. Duke led the continued advancement of our sustainability roadmap that will drive shareholder value, including improved disclosure achieved through the 2019 Sustainability Report. She advanced our clean energy strategy and achieved greater engagement with a broad cross-section of stakeholders. We are increasingly recognized for our sustainability focus and Ms. Duke has represented Fortis well, notably communicating important initiatives at UNS Energy and FortisBC.  Ms. Duke also led our leadership development, talent assessment and succession priorities through a number of deliverables in 2019 and was executive sponsor for an enterprise-wide diversity and inclusion launch and framework.

Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

•      Stock options

•      Restricted share units (RSUs) (new for certain named executives starting in 2019 (see page 54))

•      Performance share units (PSUs)

75% of equity-based compensation for senior executives is based on performance. This compensation is delivered through the granting of PSUs and stock options for Canadian executives, and PSUs for U.S. executives. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

Amount

The long-term incentive award is granted annually and the amount is based on competitive positioning and executive level. 2019 target awards were as follows:

	Total target grant value	Incentive mix
	(as % of salary)	Stock options	RSUs	PSUs
Barry Perry
President & CEO	420%	25%	25%	50%
Jocelyn Perry
EVP, CFO	220%	25%	25%	50%
David Hutchens
EVP, Western Utility Operations	250%	—	32%	68%
James Laurito
EVP, Business Development and CTO	180%	—	25%	75%
Nora Duke
EVP, Sustainability and CHRO	180%	25%	25%	50%

Mr. Hutchens receives RSUs and PSUs in his role as Chief Executive Officer of UNS Energy. His target grant value and incentive mix reflects the prorated value associated with both roles.

Stock options

Vesting

Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

RSUs

RSU awards are paid out in cash at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. RSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person. See page 55 for a description of the changes to RSU awards starting in 2020.

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established metrics (see page 72).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

The ultimate value of the award is based on our performance against the two pre-established metrics (see below). If we do not achieve a minimum level of performance, the payout for that metric is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout.

2019 Long-term Incentive awards

	Stock options			RSUs (1)(2)			PSUs (1)(2)
	Grant value	Number of options granted	As a % of 2019 total direct compensation	Grant value	Number of RSUs	As a % of 2019 total direct compensation	Grant value	Number of PSUs	As a % of 2019 total direct compensation
Barry Perry	$1,365,000	286,948	14.6%	$1,365,000	30,237	14.6%	$2,730,000	60,474	29.1%
Jocelyn Perry	$330,000	69,372	11.8%	$330,000	7,310	11.8%	$660,000	14,620	23.7%
David Hutchens	—	—	—	$836,871	18,539	17.5%	$1,805,879	40,006	37.9%
James Laurito	—	—	—	$398,970	8,838	12.3%	$1,196,910	26,514	36.9%
Nora Duke	$281,250	59,124	12.0%	$281,250	6,230	12.0%	$562,500	12,460	24.1%

(1)       The number of RSUs and PSUs in the table reflect any adjustments due to rounding.

(2)       RSU and PSU awards for Mr. Hutchens and Mr. Laurito are calculated and awarded in US dollars and have been converted to Canadian dollars using the January 1, 2019 exchange rate of US$1.00 = $1.364.

2019 stock option awards

The 2019 stock option awards were granted on February 13, 2019 in accordance with our executive compensation policy. The grant date fair value was $47.57 based on the volume weighted average trading price of our common shares on the TSX for the five days prior to the grant date. We generally value stock options based on the binomial valuation model to determine the fair value of stock options to acquire common shares. The binomial valuation for the 2019 grant resulted in a value ratio of 9%. In consideration of this value, and upon the recommendation of its compensation consultant and a review of market practice, the human resources committee adopted a ratio of 10% for purposes of the 2019 grant, leading to fewer options being granted. See footnote 2 to the summary compensation table on page 85 for details.

2019 RSU and PSU awards

The 2019 RSU and PSU awards were granted on January 1, 2019 in accordance with the executive compensation policies of Fortis and related subsidiaries. The grant value was divided by $45.14, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2018, to calculate the number of units to be awarded.

PSU performance criteria

PSUs granted in 2019 will vest on January 1, 2022 (the third anniversary of the grant date) based on our performance against two pre-established targets, each weighted at 50%:

•        our cumulative EPS compared to a target set by the human resources committee with reference to our business plan

•        our TSR compared to the TSR of our performance peer group.

The payout multiplier for each metric is zero if we do not achieve threshold performance, and is capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- according to S&P.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Below threshold	0%
Minimum (target -5%)	50%
Target (plan)	100%
Stretch (target +5%)	150%
Maximum (target +7%)	200%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2019 PSU awards was set by the human resources committee in reference to our business plan, prior year results, and the impact on ITC of FERC’s 2018 decision with respect to the independence incentive adder.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. Consolidated Edison, Inc.	DTE Energy Co. Edison International Emera Inc. Entergy Corp. Evergy, Inc. Eversource Energy FirstEnergy Corp.	Hydro One Ltd. NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PG&E Corporation PPL Corp. Public SVC Enterprise Group	Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

Companies were approved by the human resources committee in January 2019 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis as at December 31, 2018.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$19,842	$10,224	$37,136	55.71%	3.43%
Average	$20,990	$10,690	$45,324	57.15%	3.51%
Fortis	$19,478	$8,390	$53,051	57.32%	3.96%

The human resources committee reviews the composition of the peer group annually, and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Less than P30	0%
P30	50%
P50 (median)	100%
P85 or higher	200%

We increased the TSR performance threshold for maximum payout from P75 to P85 or higher, beginning with the 2017 PSU awards.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation.

Payout of 2016 RSU and PSU awards

RSU awards

In 2016 Ms. Perry received RSU awards under the restricted share unit plan for Newfoundland Power. Mr. Laurito and Mr. Hutchens received RSU awards under the share unit plans for Central Hudson and UNS Energy respectively. The 2016 RSUs vested on January 1, 2019.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry (1)	928	112	$45.14	$46,919	134%
David Hutchens (2)	13,757	1,654	$45.14	$667,025	134%
James Laurito (2)	8,178	983	$45.14	$396,520	134%

(1)         The award was paid out using $45.14, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2018.

(2)         Awards were paid out using US$32.62, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2018 of $45.14, converted to US dollars using the exchange rate on December 31, 2015 (the business day prior to the grant date) of $1.00 = US$1.3839. The payout amount has been converted to Canadian dollars using the 2019 annual average exchange rate of
US$1.00 = $1.3269.

PSU awards

PSUs granted in 2016 vested on January 1, 2019 based on our three-year performance on two metrics:

•        our cumulative EPS compared to our target EPS for the period (50% weighting)

•        our relative TSR (50% weighting).

The 2016 performance peer group originally included 25 publicly traded North American utility companies that we compete with for investors. Due to consolidation in the industry, certain companies in the original peer group are no longer on a public exchange, or were subject to mergers or acquisitions and therefore no longer appropriate for consideration as peers. As such, the performance peer group used to assess performance for the 2016 PSU awards consisted of the following 23 companies:

Alliant Energy Corp.	DTE Energy Co.	New Jersey Resources Corp.	SCANA Corp.
Ameren Corp.	Emera Inc.	NiSource Inc.	Sempra Energy
Atmos Energy Corp.	Eversource Energy	OGE Energy Corp.	UGI Corp.
Canadian Utilities Ltd.	FirstEnergy Corp.	Pinnacle West Capital Corp.	WEC Energy Group
CenterPoint Energy, Inc.	HydroOne Limited	PPL Corp.	Xcel Energy Inc.
CMS Energy Corp.	MDU Resources Group Inc.	Public SVC Enterprise Group

The 2016 PSU payout multiplier was calculated at 101.4% as follows:

(1)         We achieved a cumulative EPS of $7.42 compared to our target of $6.58, resulting in a payout of 150%.

(2)         Our three-year TSR of 36.5% was at the 31st percentile of the performance peer group, resulting in a payout of 52.7%.

At December 31, 2018, our long-term corporate credit rating was A-, compared to the peer group median of BBB+ according to S&P.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Barry Perry (1)	101.4%	76,545	9,200	$45.14	$3,924,999	136%
James Laurito (2)	101.4%	18,806	2,260	$45.14	$924,597	136%
Nora Duke (1)	101.4%	12,476	1,500	$45.14	$639,724	136%

(1)         The award was paid out using $45.14, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2018.

(2)         Mr. Laurito received PSUs under the 2016 share unit plan for CH Energy Group. The terms of that plan mirrored the Fortis 2016 PSU plan. The award was paid out using US$32.62, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2018 of $45.14, converted to US dollars using the exchange rate on December 31, 2015 (the business day prior to the grant date) of $1.00 = US$1.3839. The amount has been converted to Canadian dollars using the 2019 annual average exchange rate of US$1.00 = $1.3269.

2016 Subsidiary PSU awards

In 2016 Ms. Perry received PSU awards under the performance share unit plan for Newfoundland Power and
Mr. Hutchens received PSU awards under the share unit plan for UNS Energy. The 2016 PSUs vested on
January 1, 2019.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry	98.3%	1,856	223	$45.14	$92,243	132%
David Hutchens (1)	101.4%	27,514	3,307	$45.14	$1,352,726	136%

(1)         The award was paid out using US$32.62, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2018 of $45.14, converted to US dollars using the exchange rate on December 31, 2015 (the business day prior to the grant date) of $1.00 = US$1.3839. The amount has been converted to Canadian dollars using the 2019 annual average exchange rate of US$1.00 = $1.3269.

Subsidiary performance multiplier

All subsidiary share unit plans are subject to the same minimum and maximum payout limits as Fortis.

Newfoundland Power

Payment criteria for Newfoundland Power’s 2016 performance-based units was based on three performance measures. Two measures, Fortis cumulative EPS and Fortis relative TSR, were consistent with the measures used for Fortis’ 2016 PSU grant as outlined above, and the third measure was three-year subsidiary cumulative net income.

The 2016 PSU payout multiplier for Newfoundland Power was calculated as follows:

Jocelyn Perry	34.4%	37.5%	26.4%	98.3%

(1)         Three-year cumulative net income for Newfoundland Power exceeded target resulting in a payout of 137.8%.

(2)         We achieved a cumulative EPS of $7.42 compared to our target of $6.58, resulting in a payout of 150%.

(3)         Our three-year TSR of 36.5% was at the 31st percentile of the performance peer group, resulting in a payout of 52.7%.

UNS Energy

Payment criteria for the performance-based units granted by UNS Energy was based on two equally weighted performance measures: Fortis relative TSR, consistent with Fortis’ measure as outlined above, and three-year subsidiary cumulative net income.

The 2016 PSU payout multiplier for UNS Energy was calculated as follows:

David Hutchens	75.0%	26.4%	101.4%

(1)         Three-year cumulative net income for UNS Energy exceeded target resulting in a payout of 150%.

(2)         Our three-year TSR of 36.5% was at the 31st percentile of the performance peer group, resulting in a payout of 52.7%.

Payout of 2017 RSU and PSU awards

PSUs granted in 2017 vested on January 1, 2020 with our three-year performance based on relative TSR and cumulative EPS compared to target EPS. The 2017 grant was the first equity-compensation award issued following the $16 billion acquisition of ITC in the fall of 2016.

Our three-year TSR of 46.5% was at the 47th percentile of the performance peer group, resulting in a payout of 95.2%. The effective integration of ITC following the acquisition in late 2016, combined with the success of our organic growth strategy over the three-year period and the significant value created through the disposition of the Waneta Expansion in 2019, resulted in 200% achievement on cumulative EPS.

The result is a combined payout multiplier of 147.6%, calculated as follows:

(1)         The gain on the sale of the Waneta Expansion will be excluded from cumulative EPS and the related payout associated with the 2018 and 2019 PSU awards.

(2)         In 2017 Ms. Perry and Mr. Hutchens received PSU awards under their respective subsidiary share unit plans. As the three-year performance for those plans includes subsidiary cumulative net income, the payout multiplier varies from the 147.6% above.

The 2017 PSU award, and the RSU award that was granted in 2017, were paid out using $53.97, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending
December 31, 2019. Further details about the payout of the 2017 PSU and RSU awards, including the amounts paid to each named executive, will be included in our 2021 management information circular.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•        who is eligible to participate in the plan and who, among them, are granted stock option awards

•        the number of common shares covered by each grant of stock options

•        the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the five days ending the day before the grant date)

•        when the stock options will be granted

•        when the stock options will vest

•        when the stock options will expire.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

Other important things to know

•        We have 3,783,494 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 0.82% of the total number of issued and outstanding common shares as of December 31, 2019

•        Since the plan’s inception in 2012, 2,821,355 shares have been issued on the exercise of stock options granted under the plan, representing 0.61% of the total number of shares issued and outstanding as of December 31, 2019

•        The next table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2019	2018	2017
Number of options granted	852,088	761,508	774,924
Weighted average number of shares outstanding	436,761,920	424,720,126	415,481,447
Burn rate	0.20%	0.18%	0.19%

•        All Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice is to only grant stock options to executives

•        Non-employee directors are not entitled to participate in the plan

•        Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan

•        We do not backdate stock options or change or reduce the exercise price of stock options previously granted

•        We do not grant loans for participants to exercise their stock options

•        A stock option award does not represent a right for the holder to continue working for or providing services to Fortis

•        Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination.

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•        increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions

•        reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions

•        extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis

•        removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders

•        permits stock options to be transferred or assigned other than for normal estate settlement purposes

•        amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:
(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•        amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof

•        amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX

•        amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders

•        increasing the exercise price of any stock option granted under the 2012 stock option plan

•        amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion

•        amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option

•        adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan

•        amendments to the provisions for transferability of stock options for normal estate settlement purposes

•        amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options

•        adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. Mr. Laurito and Ms. Duke purchased shares under the program in 2019. The plan gives full-time and part-time employees a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the 2012 ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of
September 1, 2012, we have issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information on page 88).

The 2012 ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2019 there were 1,072,135 shares available for issuance under the 2012 ESPP, representing 0.23% of the total number of shares issued and outstanding as of December 31, 2019. Since its inception in 2012, 2,972,529 shares have been purchased by employees under the 2012 ESPP, representing 0.64% of the total number of shares issued and outstanding as of December 31, 2019.

The next table shows the burn rate for the last three years, calculated as the number of shares purchased under the 2012 ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2019	2018	2017
Number of shares purchased	490,988	505,109	483,833
Weighted average number of shares outstanding	436,761,920	424,720,126	415,481,447
Burn rate	0.11%	0.12%	0.12%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the 2012 ESPP vest immediately, other than shares purchased with the employer contribution which must be held for a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee; however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•      amendments of a housekeeping nature

•      amendments necessary to comply with the provisions of applicable law or the rules of the TSX

•      amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan

•      amendments respecting the administration of the plan

•      amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay

•      amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions

•      amendments necessary to introduce vesting or retention periods

•      amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•      increases the maximum number of shares reserved for issuance under the plan

•      amends the definition of eligible employee to broaden or increase insider participation

•      permits an employee to contribute more than 25% of their base pay in a calendar year

•      provides for any additional form of financial assistance to employees

•      amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution

•      removes, increases or exceeds the limits on insider participation

•      amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

In 2017 our shareholders approved amendments to the 2012 ESPP to increase the share reserve under the ESPP by 2,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Mr. Perry and Ms. Perry are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($26,500 in 2019).

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito and Mr. Hutchens participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was appointed an officer of Fortis, Mr. Hutchens’ average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

Ms. Duke participates in a legacy defined benefit pension plan that is closed to new members. The plan provides a benefit based on a maximum of 35 years of service. The related pension benefit to Ms. Duke was capped at her 1999 earnings level.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Laurito receives a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans, to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Mr. Laurito participates in the Central Hudson deferred compensation plan, a plan that he was a member of before his appointment to his role with Fortis on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his base salary and target annual incentive award, as long as he is employed by CH Energy Group or an affiliate. The retirement credits made in 2019 vested on December 31, 2019. Future credits will vest on a future date, as long as he continues to be employed by CH Energy Group or an affiliate.

See Retirement benefits beginning on page 89 for the pension plan tables and information about our 2019 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•      comprehensive life, health, long-term disability, dental and related benefits

•      company vehicle (including normal maintenance and operating costs) or car allowance

•      post-retirement benefits.

Share performance and cost of management

The graph below compares our TSR for the past five years to that of the S&P/TSX Capped Utilities Index and S&P/TSX Composite Index. It assumes $100 was invested in our common shares and the two market indexes on December 31, 2014, and reinvestment of dividends during the period.

The graph shows that Fortis shares have outperformed both the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index over the five-year period.

(at December 31)	2014	2015	2016	2017	2018	2019
Fortis common shares (TSX: FTS)	$100	$101	$115	$132	$136	$167
S&P/TSX Composite Index	$100	$93	$112	$121	$110	$136
S&P/TSX Capped Utilities Index	$100	$98	$114	$126	$116	$159
% increase in TSR of Fortis common shares from prior year	—	1.0%	13.9%	14.8%	3.0%	22.7%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the United States, including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth over the last five years:

(at December 31)	2014	2015	2016	2017	2018	2019
Total assets ($millions)	$26,233	$28,804	$47,904	$47,822	$53,051	$53,404
Adjusted net earnings to common shareholders ($millions) (1)	$394	$589	$721	$1,027	$1,066	$1,115
Annual revenue ($millions)	$5,401	$6,757	$6,838	$8,301	$8,390	$8,783
Total compensation awarded to the named executives (2)	$20,428,450	$16,972,073	$17,913,105	$21,548,057	$27,551,441	$25,347,942
As a % of adjusted net earnings (1)	5.18%	2.88%	2.48%	2.10%	2.58%	2.27%

(1)         Non-US GAAP measure — see page 93.

(2)         Reflects total compensation as reported in prior circulars for the named executives in each year as follows:

2014: Stanley Marshall (since retired), Barry Perry, Karl Smith, John Walker, Earl Ludlow

2015: Barry Perry, Karl Smith, John Walker (since retired), Earl Ludlow, Nora Duke

2016 and 2017: Barry Perry, Karl Smith, Earl Ludlow (since retired), Nora Duke, James Laurito

2018: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke and Karl Smith (since retired)

2019: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

Since 2014 annual revenue has grown by 63%, adjusted net earnings by 183% and total assets by 104% to $53 billion as at December 31, 2019. This growth was driven by our acquisition of ITC in October 2016 and UNS Energy in August 2014, as well as ongoing organic growth throughout our utilities.

The table also shows the change in total compensation awarded to the named executives over the same period, as disclosed in prior circulars. Compensation to the named executives as a percentage of adjusted net earnings has gone down over the five-year period.

Top utility in North America

Fortis has accomplished one of the biggest strategic moves of any utility in North America, moving from a Canadian-centric business to a large North American player.

The 23% increase in the total compensation awarded to the named executives over the five years is the result of the following:

•        our growth over the period to become a top utility in North America

•        necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group

•        two of the named executives in 2018 and 2019 are U.S. residents, with compensation and related benefits denominated in US dollars.

CEO compensation lookback

The table below gives a five-year lookback at the compensation awarded to Barry Perry, President and Chief Executive Officer, as disclosed in prior circulars.

	2015	2016	2017	2018	2019
Fixed
Base salary	$1,025,000	$1,100,000	$1,200,000	$1,300,000	$1,300,000
Variable (at-risk)
Annual incentive	$1,387,440	$2,200,000	$2,446,000	$1,713,000	$2,614,000
Restricted share units (reflects change in compensation mix in 2019, see page 71)	—	—	—	—	$1,365,000
Performance share units	$2,267,813	$2,887,500	$3,600,000	$3,900,000	$2,730,000
Stock options	$755,938	$962,500	$1,200,000	$1,300,000	$1,365,000
Total direct compensation	$5,436,191	$7,150,000	$8,446,000	$8,213,000	$9,374,000

The graph below shows how total CEO compensation over the past five years compares to our TSR and highlights our share performance compared to the return of the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period.

CEO realized and realizable pay

A significant portion of the CEO’s pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows Mr. Perry’s total direct compensation in each of the last five years, compared to its realized and realizable value as at December 31, 2019. We also compare the realized and realizable value of $100 awarded in total direct compensation to Mr. Perry in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value.

The graph above and table below illustrate the strong alignment of CEO compensation to the company’s performance and shareholder value.

	Compensation	Realized and realizable value of compensation		Value of $100
	awarded	as at December 31, 2019 (1)	Period	Barry Perry	Shareholder
2015	$5,436,200	$7,931,643	Jan 1, 2015 to Dec 31, 2019	$146	$167
2016	$7,150,000	$11,074,045	Jan 1, 2016 to Dec 31, 2019	$155	$167
2017	$8,446,000	$11,842,705	Jan 1, 2017 to Dec 31, 2019	$140	$145
2018	$8,213,000	$11,108,741	Jan 1, 2018 to Dec 31, 2019	$135	$126
2019	$9,374,000	$10,789,293	Jan 1, 2019 to Dec 31, 2019	$115	$123
			Average	$138	$146

(1)         Realized pay is comprised of base salary, annual incentive, the payout value of share units granted during the period, the dividend equivalents paid and gains realized from stock options exercised. Realizable pay is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period.

2019 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

			Share-	Option-	Annual
			based	based	incentive	Pension	All other	Total
Named executive		Salary	awards (1)	awards (2)	plan (3)	value (4)	compensation (5)	compensation
Barry V. Perry President and Chief Executive Officer	2019	$1,300,000	$4,095,000	$1,365,000	$2,614,000	$365,190	$439,952	$10,179,142
	2018	$1,300,000	$3,900,000	$1,300,000	$1,713,000	$460,750	$406,730	$9,080,480
	2017	$1,200,000	$3,600,000	$1,200,000	$2,446,000	$415,990	$391,307	$9,253,297
Jocelyn H. Perry (6) Executive Vice President, Chief Financial Officer (as of June 1, 2018)	2019	$600,000	$990,000	$330,000	$865,000	$105,060	$159,082	$3,049,142
	2018	$466,347	$667,506	$88,200	$412,000	$62,884	$241,148	$1,938,085
	2017	$335,000	$125,625	$41,875	$216,000	$37,820	$34,985	$791,305
David G. Hutchens (6) (7) Executive Vice President, Western Utility Operations (as of January 1, 2018)	2019	$1,028,348	$2,642,750	—	$1,098,673	$390,014	$287,691	$5,447,476
	2018	$906,990	$2,200,275	—	$1,027,500	$2,385,779	$216,498	$6,737,042
	2017	$857,076	$1,774,344	—	$1,371,322	$1,143,016	$151,160	$5,296,918
James P. Laurito (6) (7) Executive Vice President, Business Development and Chief Technology Officer (as of May 13, 2019)	2019	$862,485	$1,595,880	—	$781,544	$179,397	$519,974	$3,939,280
	2018	$777,420	$1,357,884	—	$558,500	$161,703	$424,058	$3,279,565
	2017	$753,188	$1,247,325	—	$837,600	$156,663	$465,796	$3,460,572
Nora M. Duke (6) Executive Vice President, Sustainability and Chief Human Resource Officer (as of December 8, 2017)	2019	$625,000	$843,750	$281,250	$585,000	$154,583	$243,319	$2,732,902
	2018	$565,000	$762,750	$254,250	$406,000	$178,426	$202,839	$2,369,265
	2017	$535,000	$642,000	$214,000	$627,000	$164,680	$291,142	$2,473,822

(1)          Share-based awards

Amounts reflect the grant value of RSUs and PSUs awarded in 2017, 2018 and 2019. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant:

January 1
2019	$45.14
2018	$46.01
2017	$41.46

For accounting purposes, the 2017, 2018 and 2019 awards were measured at fair value, using the volume weighted average price of common shares traded on the TSX for the five trading days ending the day before the grant date for each unit: $41.46 (2017), $46.01 (2018) and $45.14 (2019).

Mr. Hutchens’ amounts reflect the grant value of RSUs and PSUs awarded in 2017, 2018 and 2019 by UNS Energy; PSUs awarded in 2018 and 2019 by Fortis and RSUs awarded in 2019 by Fortis, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	January 1	exchange rate
2019	$45.14	$1.3640
2018	$46.01	$1.2573
2017	$41.46	$1.3442

Mr. Laurito’s amounts reflect the grant value of RSUs and PSUs awarded in 2017, 2018 and 2019 by CH Energy Group, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	January 1	exchange rate
2019	$45.14	$1.3640
2018	$46.01	$1.2573
2017	$41.46	$1.3441

(2)         Option-based awards

Amounts reflect the grant value of stock options awarded in 2017, 2018 and 2019. The binomial valuation for the 2019 grant resulted in a value ratio of 9%. The human resources committee applied a ratio of 10%, leading to fewer options being granted (see page 72).

Feb 13, 2019	Feb 13, 2018	Feb 15, 2017
$4.76	$5.17	$4.66

Binomial valuation calculations were based on the following key assumptions:

•                  a term of 10 years (based on the full term under the stock option plan)

•                  a dividend yield (based on a blended historical and projected dividend yield)

•                  a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)

•                  a volatility rate (based on the average historical daily volatility).

Compensation fair value of the stock option is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•                  compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity

•                  accounting fair value assumes a stock option life expectancy of 5.6 years based on historical experience.

(3)         Annual cash bonus earned under the short-term incentive plan for the 2017, 2018 and 2019 financial years.

(4)         Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see page 89). See the discussion of pension value for Mr. Hutchens on page 89.

(5)         All other compensation includes:

•                  insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits

•                  vehicle benefits and transportation costs

•                  employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Laurito and Mr. Hutchens)

•                  employer contributions under the ESPP

•                  tax equalization payments

•                  tax and financial planning

•                  payout of accrued vacation

•                  amounts paid by subsidiaries of Fortis as director fees. The portion of all other compensation related to these director fees follows:

	Barry Perry	Jocelyn Perry	David Hutchens	James Laurito	Nora Duke
2019	$381,870	$112,883	$150,000	$268,697	$196,056
2018	$350,746	$49,129	$126,250	$246,183	$164,395
2017	$340,456	—	$108,750	$246,734	$130,659

For Mr. Hutchens and Mr. Laurito, compensation was paid in US dollars and converted to Canadian dollars using the average annual exchange rates of US$1.00 = $1.3269 for 2019, US$1.00 = $1.2957 for 2018 and US$1.00 = $1.2986 for 2017.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6)         The table below explains the change in roles of the named executives in the last three financial years:

Jocelyn Perry

•   2018 data reflects the compensation earned in her current position and her prior role as President and Chief Executive Officer of Newfoundland Power

•   2017 data reflects the compensation earned in successive executive roles at Newfoundland Power. Ms. Perry was appointed President and Chief Executive Officer of Newfoundland Power as of June 1, 2017

David Hutchens

•   2018 and 2019 data reflects the compensation earned as Executive Vice President, Western Utility Operations with Fortis and his role as Chief Executive Officer of UNS Energy

•   2017 data reflects the compensation earned in his role as President and Chief Executive Officer of UNS Energy

James Laurito	• 2019 data reflects the compensation earned as in his current position and his prior role as Executive Vice President, Business Development until May 13, 2019
Nora Duke	• 2017 data reflects the compensation earned in her current position and her prior role as Executive Vice President, Corporate Services and Chief Human Resource Officer until December 7, 2017

(7)         As U.S. residents, Mr. Hutchens and Mr. Laurito are paid in US dollars. All amounts other than share-based awards have been converted from US dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.3269 for 2019, US$1.00 = $1.2957 for 2018 and US$1.00 = $1.2986 for 2017. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Hutchens’ and Mr. Laurito’s compensation in US dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
David Hutchens	2019	$775,000	$1,937,500	—	$828,000	$293,929	$216,814	$4,051,243
	2018	$700,000	$1,750,000	—	$793,000	$1,841,305	$167,093	$5,251,398
	2017	$660,000	$1,320,000	—	$1,056,000	$880,191	$116,402	$4,032,593
James Laurito	2019	$650,000	$1,170,000	—	$589,000	$135,200	$391,871	$2,936,071
	2018	$600,000	$1,080,000	—	$431,000	$124,800	$327,280	$2,563,080
	2017	$580,000	$928,000	—	$645,000	$120,640	$358,691	$2,632,331

Mr. Hutchens was appointed an officer of Fortis on January 1, 2018 and also continues to serve as Chief Executive Officer of UNS Energy.

Mr. Laurito was appointed an officer of Fortis on April 1, 2016 and also continues to serve as President and Chief Executive Officer of CH Energy Group.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2019 (you can read more about the long-term incentive plans beginning on page 71).

		Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
		(#)	($)	Date	($)	(#)	($)	($)
Barry V. Perry	2019	286,948	47.57	Feb 13, 2029	1,810,642	93,999	5,064,651	—
President & CEO	2018	251,404	41.27	Feb 13, 2028	3,170,204	91,417	4,925,537	—
	2017	257,512	42.36	Feb 15, 2027	2,966,538	—	—	5,230,167
	2016	64,511	37.30	Feb 16, 2026	1,069,592	—	—	—
Total		860,375			9,016,976	185,416	9,990,188	5,230,167
Jocelyn H. Perry	2019	69,372	47.57	Feb 13, 2029	437,737	22,725	1,224,421	—
EVP, CFO	2018	17,060	41.27	Feb 13, 2028	215,126	15,646	843,029	—
	2017	8,424	42.36	Feb 15, 2027	97,044	—	—	171,070
	2016	9,384	37.30	Feb 16, 2026	155,587	—	—	—
	2015	6,956	39.25	Mar 2, 2025	101,766	—	—	—
	2013	11,168	33.58	Mar 19, 2023	226,710	—	—	—
	2012	10,508	34.27	May 4, 2022	206,062	—	—	—
Total		132,872			1,440,032	38,371	2,067,450	171,070
David G. Hutchens	2019	—	—	—	—	60,666	3,268,675	—
EVP, Western Utility Operations	2018	—	—	—	—	51,572	2,778,724	—
	2017	—	—	—	—	—	—	2,577,700
Total		—			—	112,238	6,047,399	2,577,700
James P. Laurito	2019	—	—	—	—	36,633	1,973,767	—
EVP, Business Development and CTO	2018	—	—	—	—	31,829	1,714,951	—
	2017	—	—	—	—	—	—	1,812,144
Total		—			—	68,462	3,688,718	1,812,144
Nora M. Duke	2019	59,124	47.57	Feb 13, 2029	373,072	19,368	1,043,541	—
EVP, Sustainability and CHRO	2018	49,168	41.27	Feb 13, 2028	620,008	17,879	963,321	—
	2017	45,924	42.36	Feb 15, 2027	529,044	—	—	932,713
	2016	42,060	37.30	Feb 16, 2026	697,355	—	—	—
	2015	32,868	39.25	Mar 2, 2025	480,859	—	—	—
	2014	40,516	30.73	Feb 24, 2024	937,945	—	—	—
	2013	35,292	33.58	Mar 19, 2023	716,428	—	—	—
	2012	16,742	34.27	May 4, 2022	328,311	—	—	—
Total		321,694			4,683,022	37,247	2,006,862	932,713

(1)    Value of unexercised in-the-money options is the difference between the option exercise price and $53.88, the closing price of our common shares on the TSX on December 31, 2019, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.

(2)    Market or payout value of share-based awards is the market value of outstanding RSUs and PSUs based on $53.88, the closing price of our common shares on the TSX on December 31, 2019.

Incentive plan awards — value vested or earned in 2019

	Option-based awards — Value vested during the year (1)	Share-based awards — Value vested during the year (2)	Non-equity incentive plan compensation — Value earned during the year (3)
Barry Perry	$1,627,126	$3,924,999	$2,614,000
Jocelyn Perry	$69,802	$139,162	$865,000
David Hutchens (4)	—	$2,019,751	$1,098,673
James Laurito (4)	—	$1,321,117	$781,544
Nora Duke	$284,451	$639,724	$585,000

(1)         Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.

(2)         Value of RSUs and PSUs that were realized and paid out in 2019.

(3)         Annual incentive earned for 2019 (see the summary compensation table on page 85 for details).

(4)         Mr. Hutchens and Mr. Laurito do not receive stock options. Their 2019 share-based and non-equity incentive plan compensation was paid in US dollars and has been converted to Canadian dollars using the 2019 average exchange rate of US$1.00 = $1.3269.

Equity compensation plan information

In 2019 we granted 852,088 options under the 2012 stock option plan, representing 0.18% of our total common shares issued and outstanding. This compares to 761,508 in 2018 (0.18% of our total common shares issued and outstanding).

(as at December 31, 2019)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plan (excluding options issued and outstanding)
Stock option plan approved by security holders	3,418,446	$41.18	3,783,494

Stock options outstanding

The number of options granted and outstanding is 3,513,400. A total of 3,097,074 common shares are remaining in reserve for options to be issued under our 2012 stock option plan, representing 0.67% of the total number of common shares issued and outstanding.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2019	as at March 20, 2020	as at December 31, 2019	as at March 20, 2020
2012 stock option plan	3,418,446	3,513,400	0.74%	0.76%

Stock options exercised in 2019

The table below shows the stock options exercised by the named executives in 2019. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Barry Perry	2012	30,112	$443,550
	2013	61,944	$955,796
	2014	95,016	$1,707,792
	2015	192,596	$2,199,523
	2016	193,533	$2,779,454
		573,201	$8,086,115
Jocelyn Perry	2014	12,792	$271,955

Retirement benefits

In 2019 we contributed to a self-directed individual RRSP for Ms. Perry, matching the contributions up to the maximum RRSP contribution limit of $26,500 as allowed by the Income Tax Act (Canada). These contributions totalled $13,250.

In 2019 Mr. Perry received $13,250 from Fortis in lieu of a contribution to his self-directed RRSP.

Additional amounts were accrued in the DC SERP in 2019: $481,840 for Mr. Perry, $123,702 for Ms. Perry and $179,174 for Ms. Duke. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the three named executives.

In 2019 we contributed the following:

•      Mr. Hutchens: $16,719 to his 401(k) plan and $40,192 to his deferred compensation plan

•      Mr. Laurito: $33,504 to his 401(k) plan ($18,908 as an employer matching contribution and $14,596 for profit sharing) and $179,397 to his deferred compensation plan.

As U.S. residents, Mr. Hutchens and Mr. Laurito are compensated in US dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from US dollars to Canadian dollars using the 2019 average annual exchange rate for of US$1.00 = $1.3269.

The tables below show the estimated annual pension for each named executive as at December 31, 2019.

Defined benefit pension plan table

		Annual benefits payable		Accrued				Accrued
	Number of years of credited service	At year-end 2019	At age 65 (1)	obligation at start of year	Compensatory	Non- compensatory		obligation at year-end
David Hutchens	24.5	$242,033	$655,382	$8,027,509	$349,823	$1,741,084	(2)	$10,118,416
Nora Duke	33.2	$102,598	$108,228	$1,617,583	$42,706	$263,188	(3)	$1,923,477

(1)   This is a pension payable at age 65 based on service and earnings to December 31, 2019; however, neither Mr. Hutchens or Ms. Duke are entitled to an immediate unreduced pension at that date.

(2)   Amount reflects a number of significant assumptions including:

•      the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2019. The discount rate as at December 31, 2019 was 3.46%, compared to 4.43% as at December 31, 2018

•      the impact on the obligation of the change in mortality assumption as at the measurement date.

(3)   Amount reflects a number of significant assumptions, including:

•      the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2019. The discount rate as at December 31, 2019 was 3.10%, compared to 3.80% as at December 31, 2018.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company’s defined benefit plan at the time UNS Energy was acquired by Fortis. Upon acquisition, Mr. Hutchens was appointed President and Chief Executive Officer of UNS Energy with associated compensation changes and corresponding increases in pension value associated with his defined benefit pension plans. As part of Mr. Hutchens’ employment agreement which was signed upon his appointment as an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company’s pension expense and related obligation in comparison to what would have otherwise accrued (see page 80 for more information). The result was a one-time increase in the annual compensatory value for 2018, with such value returning to normal levels in 2019.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Barry Perry	$2,816,746	$365,190	$116,650	$3,298,586
Jocelyn Perry	$417,795	$105,060	$18,642	$541,497
Nora Duke	$1,334,456	$111,877	$67,297	$1,513,630

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date

Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)

Cash severance	None	None	None

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Ms. Perry, Mr. Hutchens, Mr. Laurito and Ms. Duke:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Ms. Perry, Mr. Hutchens, Mr. Laurito and Ms. Duke:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately

Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control

Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension

Entitled to accrued pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Entitled to accrued pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2019.

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated with good reason, or without cause, within 12 months following a change of control.

	Voluntary resignation	Retirement (early or normal) (1)	Termination with cause	Termination without cause (2)	Change of control
Barry Perry
Cash severance	—	—	—	$5,720,000	$5,720,000 (double trigger)
Annual incentive	—	$1,560,000	—	$1,560,000	$1,560,000
Stock options	—	—	—	—	$9,016,976
Restricted share units	—	$1,688,217	—	—	$1,688,217
Performance share units	—	—	—	—	$13,532,138

Jocelyn Perry
Cash severance	—	—	—	$1,620,000	$1,620,000 (double trigger)
Annual incentive	—	$480,000	—	$480,000	$480,000
Stock options	—	—	—	—	$1,440,032
Restricted share units	—	$576,555	—	—	$576,555
Performance share units	—	—	—	—	$1,661,965

David Hutchens (3)
Cash severance	—	—	—	$2,776,538	$2,776,538 (double trigger)
Annual incentive	—	$822,678	—	$822,678	$822,678
Stock options	—	—	—	—	—
Restricted share units	—	$2,633,688	—	—	$2,633,688
Performance share units	—	—	—	—	$5,991,411

James Laurito (3)
Cash severance	—	—	—	$2,069,964	$2,069,964 (double trigger)
Annual incentive	—	$517,491	—	$517,491	$517,491
Stock options	—	—	—	—	—
Restricted share units	—	$493,442	—	—	$493,442
Performance share units	—	—	—	—	$5,007,420

Nora Duke
Cash severance	—	—	—	$1,500,000	$1,500,000 (double trigger)
Annual incentive	—	$375,000	—	$375,000	$375,000
Stock options	—	—	—	—	$4,683,022
Restricted share units	—	$347,847	—	—	$347,847
Performance share units	—	—	—	—	$2,591,728

(1)   PSUs continue according to the normal schedule.

(2)   RSU and PSU payments depend on the notice period.

(3)   Amounts for Mr. Hutchens and Mr. Laurito have been converted from US dollars to Canadian dollars using the 2019 average exchange rate of US$1.00 = $1.3269.

For termination, any RSU and PSU payouts would depend on the notice period and termination date and would be reviewed by the human resources committee.

4  Other information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Where to find it

93  About non-US GAAP measures

94  Directors’ and officers’ liability insurance

94  Loans to directors and officers

94  For more information

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under US GAAP and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable with similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders

net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results

Adjusted basic EPS	Basic EPS	divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted basic EPS for annual incentive purposes

net earnings attributable to common equity shareholders plus or minus items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities

Adjusted cash flow for annual incentive purposes	Cash from operating activities before changes in working capital	operating cash flow before changes in working capital plus or minus items that are beyond the reasonable control of management in relation to board approved targets

The tables below provide a reconciliation of the non-US GAAP measures (amounts reflect adjustments due to rounding).

Non-US GAAP reconciliations

Year ended December 31, 2019

($ millions, except for common share data)
Net earnings attributable to common equity shareholders	$1,655
Adjusting items:
Gain on the sale of Waneta Expansion (1)	(484)
FERC ROE decision (2)	(83)
Base Erosion and Anti-Abuse Tax (3)	12
Unrealized loss on mark-to-market of derivatives (4)	15
Adjusted net earnings attributable to common equity shareholders	$1,115
Weighted average number of common shares outstanding (# millions)	436.8
Adjusted basic EPS	$2.55
Adjusted net earnings attributable to common equity shareholders (above)	$1,115
Adjusting items:
FERC ROE decision (2)	20
Adjusted net earnings for annual incentive purposes	$1,135
Weighted average number of common shares outstanding (# millions)	436.8
Adjusted basic EPS for annual incentive purposes	$2.60

(1)         Represents the after-tax gain on the sale of the Waneta Expansion, net of transaction costs.

(2)         Represents the impact associated with FERC’s 2019 decision on the new base ROE methodology applicable for ITC. It excludes the favorable impact of $83 million recorded in 2019 associated with the application of the FERC decision and the reversal of accruals recorded in previous years. For annual incentive purposes the impact of the lower ROE for ITC in 2019 of $20 million has been adjusted to be consistent with the board approved target.

(3)   Represents the impact of Base Erosion and Anti-Abuse Tax associated with the finalization of U.S. tax reform regulations.

(4)   Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek.

Year ended December 31, 2019

($ millions)
Cash from operating activities	$2,663
Change in working capital	168
Operating cash flow before change in working capital	$2,831
Adjusting item:
FERC ROE decision (1)	$(107)
Adjusted cash flow for annual incentive purposes	$2,724

(1)         Represents the favourable impact associated with the reversal of accruals at ITC upon the application of FERC’s 2019 ROE decision.

Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims.

In 2019 we paid a premium of $1,351,882. The policy is renewable on July 1, 2020.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 20, 2020. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 20, 2020.

	To Fortis and its subsidiaries	To another entity
Share purchases	$8,190,877	—
Other	$1,699,565	—

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You can also request a free printed copy from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

Appendix A
Fortis Inc. Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 20, 2020.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes

Nine of the 10 directors proposed for nomination on pages 16 through 25 of this circular are independent and meet the definition in National Instrument 52-110 — Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Ms. Clark, Ms. Dilley, Ms. Dobson, Mr. Blouin, Mr. Bonavia, Mr. Borgard, Mr. Haughey and  Mr. Zurel to be independent. Mr. Perry is not considered independent because he is President & CEO of Fortis.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 16 through 25 of this circular.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(f)           Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Yes

Douglas J. Haughey is the non-executive Chair of the board and is an independent director. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2019 is disclosed in the tables on pages 16 through 25 and summarized on page 26 of this circular.

2. Board Mandate

Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a)         Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board has developed a written position description for the Chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 33 of this circular.

(b)         Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO which is described on page 33 of this circular.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

4. Orientation and Continuing Education

(a)         Briefly describe what measures the board takes to orient new directors regarding:

(i)              the role of the board, its committees and its directors, and

(ii)          the nature and operation of the issuer’s business.

Yes

New directors attend an orientation session with senior management to review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities. New directors are given access to our director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies and materials related to Fortis and the industry. The orientation session also allows new directors to review the information and materials provided and better understand the role of the board and the committees in the context of the business.

(b)         Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2019 are disclosed on pages 42 and 43 of this circular.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.

(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the audit committee, receives reports on compliance with the code.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that	Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2019. Accordingly, we have not been required to file a material change report on this basis.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)         Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and nominating committee is responsible for identifying new candidates for the board. The process is described on page 44 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and nominating committee is composed entirely of independent directors as disclosed on page 30 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and nominating committee are described on page 30 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 52 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a	Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 34 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our four employee compensation plans as described on pages 55 and 57 of this circular.

(d)         If a compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Yes

Fortis retains Korn Ferry, Mercer and Willis Towers Watson to advise on executive compensation and pension matters. Willis Towers Watson has been engaged as the committee’s primary compensation consultant for executive compensation matters. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

Fees paid to the compensation consultants are disclosed on page 53 of this circular.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and nominating committee and human resources committee.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and nominating committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process. A description of this process can be found on page 43 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 44 of this circular.

11. Representation of Women on Board

(a)         Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.

(b)         If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)             short summary of its objectives and key provisions

(ii)          the measures taken to ensure that the policy has been effectively implemented

(iii)       annual and cumulative progress by the issuer in

Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and nominating committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.		Fortis believes that the current nominees reflect a diverse group of talented individuals, which include four females who collectively represent 40% of the nominees for election as directors.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Yes

The governance and nominating committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Yes

Diversity, inclusive of gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. As part of its mandate to monitor the talent management strategy, the human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions. A discussion on leadership diversity can be found on page 34 of this circular.

14. Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates. A discussion of leadership diversity can be found on page 34 of this circular.

(d)         If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)             short summary of its objectives and key provisions

(ii)          the target; and

(iii)       the annual and cumulative progress in achieving the target.

Yes

Fortis believes that a board made up of highly qualified individuals from diverse backgrounds who reflect the characteristics of the communities where we operate promote better corporate governance and performance and effective decision-making. Our diversity policy commits to having a board where at least one-third of the board’s independent directors are represented by each gender. Fortis has met or exceeded this target in each year since the policy was established.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 10 director nominees, four (or 40%) are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Five members (38%) of Fortis executive leadership team are female. The executive leadership team of the Fortis group of companies includes 26 women (31%).

Appendix B

Fortis Inc. Board of directors mandate

1.0                         Responsibilities of the board

1.1            The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board’s statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0        Definitions

2.1  In this Mandate:

(a)         “Audit Committee” means the audit committee of the Board;

(b)         “Board” means the board of directors of the Corporation;

(c)          “CEO” means the President and Chief Executive Officer of the Corporation;

(d)         “Chair” means the Chair of the Board;

(e)          “Corporation” means Fortis Inc.;

(f)           “Director” means a member of the Board;

(g)          “Governance and Nominating Committee” means the governance and nominating committee of the Board;

(h)         “Human Resources Committee” means the human resources committee of the Board;

(i)             “Mandate” means this mandate of the Board; and

(j)            “Shareholders” means the shareholders of the Corporation.

3.0          Composition of the board

3.1       The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation’s articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2       At least a majority of the Directors shall be independent for the purposes of all applicable laws and stock exchange requirements.

3.3       The Board shall appoint a Director to be Chair, who shall be independent for the purposes of all applicable laws and stock exchange requirements. If the appointment of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed, unless he or she shall resign or be removed by the Board or he or she shall otherwise cease to be a Director. The Board shall periodically rotate the Chair and shall make reasonable efforts to rotate the Chair.

4.0          Board meetings

4.1       Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s by-laws; provided, however, that the Board shall meet at least quarterly.

4.2       The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair from any meeting of the Board, the Directors present at the meeting shall appoint one of their numbers to act as chair of the meeting.

4.3       Unless otherwise determined by the Board, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4       The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5       In connection with each meeting of the Board, the non-management Directors shall have the opportunity to meet without any member of management being present (including any Director who is also a member of management).

4.6       If there are any non-management Directors who are not independent Directors, the independent Directors shall have the opportunity to meet at the conclusion of each meeting of the Board with only independent Directors present.

5.0          Duties and responsibilities of the board

A.    Strategic planning and risk management

5.1  The Board has the responsibility to:

(a)         adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business;

(b)         monitor the implementation and effectiveness of the approved strategic and business plan;

(c)          assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage such risks; and

(d)         review management’s implementation of appropriate environmental and social stewardship mechanisms, taking into consideration applicable laws and other corporate policies.

B.    Management and Human Resources

5.2  The Board has the responsibility to:

(a)         select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with the Corporation;

(b)         identify and evaluate candidates as potential successors to the CEO;

(c)          in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, training and evaluating senior management); and

(d)         satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers and to establish a culture of integrity throughout the Corporation.

C.    Finances, controls and internal systems

5.3  The Board has the responsibility to:

(a)         review and approve all material transactions including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(b)         evaluate the Corporation’s internal controls relating to financial and management information systems.

5.4       The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

D.    Communications

5.5  The Board has the responsibility to:

(a)         adopt a communication policy that seeks to ensure that effective communications, including statutory communication and disclosure, are established and maintained with employees, Shareholders, the financial community, the media, the community at large and other security holders of the Corporation; and

(b)         establish procedures to receive feedback from stakeholders of the Corporation and communications to the independent Directors as a group.

E.    Governance

5.6  The Board has the responsibility to:

(a)         develop the Corporation’s approach to corporate governance issues, principles practices and disclosure;

(b)         establish appropriate procedures to evaluate Director independence standards and allow the Board to function independently of management;

(c)          develop and monitor policies governing the operation of subsidiaries through exercise of the Corporation’s shareholder positions in such subsidiaries;

(d)         develop and monitor compliance with the Corporation’s code of conduct, including the consideration of any waiver granted to a Director or senior officer of the Corporation from complying with such code of conduct and approve or reject such waiver as it deems appropriate;

(e)          set expectations and responsibilities of Directors, including attendance at, preparation for and participation in meetings, as set out at Section 0 hereof; and

(f)           evaluate and review the performance of the Board, each of its committees and its members.

5.7       The Board shall establish and maintain the following standing committees, each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)         Audit Committee;

(b)         Governance and Nominating Committee; and

(c)          Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.8       The Board shall establish and maintain, in consultation with the Governance and Nominating Committee, formal position descriptions for:

(a)         the Chair; and

(b)         the CEO.

6.0          Duties and responsibilities of directors

6.1       In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

(a)         act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)         exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2       Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code of Business Conduct and Ethics adopted by the Corporation, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3       A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board of Directors Governance Guidelines.

6.4       A Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5       In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

(a)         respond promptly to management requests in respect of availability for proposed meetings;

(b)         review thoroughly the material provided to the Director by management in connection with the meeting; and

(c)          attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

6.6       A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7       A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0          Remuneration of directors

7.1       Directors shall receive such remuneration for their service as the Board may determine from time to time, upon consideration of the recommendation of the Governance and Nominating Committee.

8.0          Other

8.1       The Board and each of the standing committees shall have the authority to retain outside advisors or persons having special expertise.

8.2  This Mandate will be posted on the Corporation’s corporate website at www.fortisinc.com.

8.3       The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Nominating Committee.

8.4       The Board shall review and assess the adequacy of this Mandate annually and at such other times as it considers appropriate and shall make such changes to this Mandate as it considers necessary or appropriate.

(Effective January 1, 2019)

Appendix C

Fortis Inc. Advance notice by-law no. 2

A by-law relating generally to the nomination of persons for election as directors of FORTIS INC. (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation with effect as of the Effective Date (as defined below), subject to ratification and approval by ordinary resolution of the shareholders of the Corporation at the next meeting of shareholders, as follows:

Introduction

The purpose of this Advance Notice By-Law No. 2 (the “By-Law”) is to provide shareholders, directors and management of the Corporation with a transparent, fair and structured framework under which holders of record of shares of the Corporation may submit director nominations, by fixing a deadline by which such nominations must be submitted by a shareholder of the Corporation prior to any annual or special meeting of shareholders of the Corporation. This By-Law sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form and other procedures to be followed, in respect of director nominations, in order to:

(a)                     facilitate an orderly and efficient annual or, where the need arises, special meeting process;

(b)                     ensure that all shareholders, including those voting by proxy, receive adequate notice of director nominations and sufficient information with respect to all director nominees; and

(c)                      allow shareholders to cast an informed vote with respect to the election of directors.

This By-Law will be subject to periodic review and, subject to the Act (as defined below), may be amended for the purposes of, among other things, complying with the requirements of applicable securities regulatory authorities or stock exchanges, or to meet evolving industry standards.

Nominations of Directors

2.                          Nomination Procedures

Subject only to the provisions of the Corporations Act, R.S.N.L. 1990, c. C-36 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor (collectively, the “Act”) and the articles of the Corporation as from time to time amended (the “Articles”), only persons who are nominated in accordance with the procedures set out in this By-Law shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors. Such nominations must be made:

(a)                     by or at the direction of the Board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

(b)                     by or at the direction or request of one or more shareholders pursuant to a “proposal” within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)                      by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) who complies with the notice procedures set out below in this By-Law.

3.                          Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to section 2(b) above, the Nominating Shareholder must have given notice thereof that is both timely (as set out below in section 4) and in proper written form (as set out below in section 5) to the Secretary of the Corporation at the principal executive office of the Corporation, even if such matter is already the subject of a notice to the shareholders or a public announcement.

4.                          Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)                     in the case of an annual meeting of shareholders, not later than the close of business on the 30th day prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date;

(b)                     in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the date (the “Special Meeting Notice Date”) on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation; and

(c)                      in the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) is available and used for delivery of proxy-related materials, not later than the close of business on the 40th day prior to the date of the meeting of shareholders; provided, however, that in the event that the shareholders’ meeting is to be held on a date that is less than 50 days after the Notice Date or the Special Meeting Notice Date, as applicable, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting (which is not also an annual meeting of shareholders), not later than the close of business on the 15th day following the Special Meeting Notice Date.

5.                          Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set out:

(a)                     as to each person whom the Nominating Shareholder proposes to nominate for election to the Board:

(i)                   the name, age, business address and residential address of the person;

(ii)                the principal occupation, business or employment of the person, both present and within the 5 years preceding the notice;

(iii)             the country of residence of the person, including the person’s status as a “resident Canadian” (as such term is defined in the Act);

(iv)            each class or series and number of shares in the capital of the Corporation or any of its subsidiaries and any related financial instruments that are, directly or indirectly, controlled or directed or that are owned beneficially or of record by the person and his or her associates and affiliates (as those terms are respectively defined in the Act) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)               full particulars of all direct and indirect contracts, agreements, arrangements, understandings or relationships (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the person or any associate or affiliate of such person and (I) any Nominating Shareholder or any of its Representatives (as defined below), or (II) any other person or entity, relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation; and

(vi)            any other information relating to the person or his or her associates or affiliates that would be required to be disclosed in a dissident proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below), provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation; and

(b)                     as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(i)                   the name, business address and, if applicable, residential address of such person;

(ii)                each class or series and number of shares in the capital of the Corporation or any of its subsidiaries and any related financial instruments that are, directly or indirectly, controlled or directed or that are owned beneficially or of record, by such person and its Representatives, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)             full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation or nominate directors to the Board;

(iv)            full particulars of the interests in, or rights or obligations associated with, any Arrangements of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of such person or any of its Representatives to the Corporation;

(v)               a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vi)            any other information relating to such Nominating Shareholder or any of its Representatives that would be required to be made in a dissident proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, provided that any such additional information, if requested or received, shall be made publicly available to shareholders of the Corporation; and

(c)                      a written consent duly signed by each proposed nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

Reference to “Nominating Shareholder” throughout this By-Law shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination where more than one shareholder is involved in making such nomination proposal.

6.                                Additional Information Required by Law

The Corporation may require any proposed nominee for election as a director to furnish such other information as may be necessary to determine the eligibility of such proposed nominee to serve as an independent director, in the same manner as would be required and disclosed by management nominees, to comply with the Act, Applicable Securities Laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the meeting of shareholders to which such notice relates.

7.                                Eligibility for Nomination as a Director

The procedures set forth in this By-Law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of the shareholders of the Corporation. No person shall be eligible for election as a director unless nominated in accordance with this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter that is properly before such meeting pursuant to the provisions of the Act. The Chair of the meeting of shareholders of the Corporation shall have the power and duty to determine whether a nomination of a person for election to the Board was made in accordance with this By-Law and, if the Chair determines that a nomination does not comply with this By-Law, to declare that such defective nomination shall be disregarded.

8.                                Delivery of Notice

Notwithstanding any other provision of this By-Law or of any other by-law of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive office of the Corporation or delivered to the Secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery is made on a non-business day or later than 5:00 p.m. (St. John’s time) on a day that is a business day, then such delivery or communication shall be deemed to have been made on the next following day that is a business day.

9.                                Board Discretion

Notwithstanding any of the foregoing, the Board may, in its sole discretion, waive any requirement of this By-Law.

10.                         Defined Terms

For the purposes of this By-Law:

(a)                           “Applicable Securities Laws” means the applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada;

(b)                           “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(c)                            “Representatives” of a person means the associates and affiliates of such person, all persons acting jointly or in concert with such person or any of the foregoing, and the associates and affiliates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

11.                         Effective Date

This By-Law was approved and adopted by the Board effective January 1, 2020 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its provisions from and after such date. Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of the shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

PASSED by the directors of the Corporation on November 20, 2019.

Questions? Need Help Voting? Please contact our Proxy Solicitation Agent, Kingsdale Advisors

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in real-time.

As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/179925594 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/FTSQ. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: **179925594**

Password: **Fortis2020**

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast — **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed into the meeting, you will need to read and accept the Terms and Conditions.

Meeting Terms and Conditions
DECLINE
ACCEPT

2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

Username
Password
Login

01KRPA CPUQC01.E.INT/000001/i1234

Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open :

› A voting icon will appear on your device and the Meeting Resolutions will be displayed.

› To vote, tap one of the voting options. Your response will be highlighted.

123-456-789
Item 1 - Adoption of Remuneration Report
Item 2.1 - Elect Mr John Citizen as a Director

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the button** to submit a question.

Compose your question and select the send icon.

Confirmation that your message has been received will appear.

123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS
Compose
Can you advise on revenue projections for next year?

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.

Fortis Place Suite 1100, 5 Springdale Street PO Box 8837 St. John’s, NL Canada A1B 3T2 T: 709.737.2800 F: 709.737.5307 www.fortisinc.com 20-14076-1 C1.1 P119